      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 1995

                                                      REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                      ------------------------------------
                           UNO RESTAURANT CORPORATION
             (Exact Name Of Registrant As Specified In Its Charter)

                  DELAWARE                                        04-2953702
      (State Or Other Jurisdiction Of                          (I.R.S. Employer
       Incorporation Or Organization)                       Identification Number)

    100 CHARLES PARK ROAD, WEST ROXBURY, MASSACHUSETTS 02132 (617) 323-9200
         (Address, Including Zip Code, And Telephone Number, Including
            Area Code, Of Registrant's Principal Executive Offices)
                      ------------------------------------

                           CRAIG S. MILLER, PRESIDENT
                           Uno Restaurant Corporation
                             100 Charles Park Road
                       West Roxbury, Massachusetts 02132
                                 (617) 323-9200
           (Name, Address, Including Zip Code, And Telephone Number,
                   Including Area Code, Of Agent For Service)
                      ------------------------------------

                                   COPIES TO:

          STEVEN R. LONDON, ESQUIRE                      MARK G. BORDEN, ESQUIRE
        Brown, Rudnick, Freed & Gesmer                        Hale and Dorr
             One Financial Center                            60 State Street
         Boston, Massachusetts 02111                   Boston, Massachusetts 02109
                (617) 330-9000                                (617) 526-6000

                      ------------------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                      ------------------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
                                                     PROPOSED          PROPOSED
                                                     MAXIMUM           MAXIMUM        AMOUNT OF
   TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE      AGGREGATE     REGISTRATION
 SECURITIES TO BE REGISTERED      REGISTERED       PER SHARE(1)   OFFERING PRICE(1)      FEE
- -------------------------------------------------------------------------------------------------
Common Stock, $.01 par
  value......................    2,300,000(2)        $10.8125        $24,868,750      $8,575.43
- -------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, and based upon the average of the reported high and low prices of the Common Stock on the New York Stock Exchange on May 5, 1995.

(2) Includes up to 300,000 shares of Common Stock which may be purchased by the Underwriter to cover over-allotments, if any.

                      ------------------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                           UNO RESTAURANT CORPORATION

                             CROSS REFERENCE SHEET

         FORM S-2 ITEM NUMBER AND HEADING                      LOCATION IN PROSPECTUS
- --------------------------------------------------  --------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus....  Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
        Prospectus................................  Front Cover Page; Back Cover Page; Available
                                                      Information
  3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges..............  Prospectus Summary; The Company; Investment
                                                      Considerations
  4.  Use of Proceeds.............................  Use of Proceeds
  5.  Determination of Offering Price.............  Not Applicable
  6.  Dilution....................................  Not Applicable
  7.  Selling Security-Holders....................  Not Applicable
  8.  Plan of Distribution........................  Underwriting
  9.  Description of Securities to be
        Registered................................  Description of Capital Stock and Other
                                                      Matters
 10.  Interests of Named Experts and Counsel......  Not Applicable
 11.  Information With Respect to the Registrant:
      (b)(1) Description of Business..............  Business
      (b)(2) Financial Statements.................  Financial Statements
      (b)(3) Industry Segments....................  Not Applicable
      (b)(4) Market Price of and Dividends on the
             Registrant's Common Equity and
             Related Stockholder Matters..........  Dividend Policy; Price Range of Common Stock
      (b)(5) Selected Financial Data..............  Selected Consolidated Financial Data
      (b)(6) Supplementary Financial
               Information........................  Financial Statements
      (b)(7) Management's Discussion and Analysis
             of Financial Condition and Results of
             Operations...........................  Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations
      (b)(8) Changes in and Disagreements with
             Accountants on Accounting and
             Financial Disclosure.................  Not Applicable
 12.  Incorporation of Certain Information by
        Reference.................................  Incorporation of Certain Documents by
                                                      Reference
 13.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE
     SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                    SUBJECT TO COMPLETION, DATED MAY 9, 1995

                                2,000,000 SHARES

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Uno Restaurant Corporation (the "Company"). The Company's Common Stock is traded on the New York Stock Exchange under the symbol "UNO." On May 5, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $10.75 per share. See "Price Range of Common Stock."

     SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================
                                          Price to       Underwriting      Proceeds to
                                           Public         Discount(1)      Company(2)
- ------------------------------------------------------------------------------------------
Per Share...........................          $                $                $
Total(3)............................          $                $                $
==========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriter and other matters.

(2) Before deducting expenses payable by the Company estimated at $255,000.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriter exercises this option in full, the Price to
    Public will total $           , the Underwriting Discount will total
    $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Common Stock are offered by the Underwriter named herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of
Montgomery Securities on or about                 , 1995.

                            ------------------------
                            MONTGOMERY   SECURITIES

                                            , 1995

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, NW, Room 1024, Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, and such reports, proxy statements and certain other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Common Stock being offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits and schedules thereto to which reference is hereby made. The statements in this Prospectus as to the contents of such Registration Statement are qualified in their entirety by such reference. The Registration Statement, together with its exhibits and schedules, may be inspected at the Public Reference Section of the Commission in Washington, D.C. at the address noted above, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1994;

          2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended January 1, 1995 and April 2, 1995; and

          3. The proxy statement for the Company's Annual Meeting of Stockholders held on February 8, 1995.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of the documents referred to above, excluding exhibits thereto. Requests should be made to: Investor Relations, Uno Restaurant Corporation, 100 Charles Park Road, West Roxbury, Massachusetts 02132, telephone number (617) 323-9200
                            ------------------------

     UNO(R), PIZZERIA UNO(R) and PIZZERIA DUE(R) are registered trademarks of Uno Restaurant Corporation.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. All share and per share data, including market prices, in this Prospectus have been adjusted for the five-for-four Common Stock splits effected on September 10, 1990 and February 28, 1995. "Fiscal 1992," "fiscal 1993," "fiscal 1994," "fiscal 1995" and "fiscal 1996" refer to the fiscal years ended on September 27, 1992, October 3, 1993, October 2, 1994, October 1, 1995 and September 29, 1996, respectively.

                                  THE COMPANY

     Uno Restaurant Corporation (the "Company") owns and operates 73 and franchises 58 casual dining, full-service restaurants under the name "Pizzeria Uno...Chicago Bar & Grill." The restaurants offer a diverse, high-quality menu at moderate prices in a casual, friendly atmosphere. The restaurants feature the Company's signature Chicago-style deep-dish pizza and a selection of entrees, including thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. The Company's restaurants average approximately 6,200 square feet with seating for an average of approximately 180 guests. For the 52 weeks ended April 2, 1995, Company-owned restaurants averaged $1,932,000 in sales. Company-owned restaurants are located predominantly in the Northeast and Mid-Atlantic states, and franchised restaurants are located throughout the United States.

     In fiscal 1993, the Company began implementing strategic initiatives intended to strengthen its position in casual dining and to distinguish its restaurants from quick service pizza, pizza and pasta, and full-service Italian restaurants. As part of this strategy, during fiscal 1994, the Company invested approximately $2.5 million in new kitchen capabilities, including saute stations, grills and fryers, for its Company-owned restaurants enabling the Company to enhance the quality, breadth and appeal of its non-pizza menu items. To better communicate its concept and broadened menu to consumers, the Company refined the name of its restaurants to Pizzeria Uno . . . Chicago Bar & Grill and upgraded the design and decor of its restaurants to be consistent with its casual dining theme. In addition, in fiscal 1993, the Company increased the size of its deep-dish pizzas to provide greater value, and added additional restaurant managers in many of its higher volume units to improve overall service. The Company believes these strategic initiatives directly contributed to an increase in its average guest check and increases in comparable store sales of 6.5% in fiscal 1994 and 6.6% for the 26 weeks ended April 2, 1995.

     The Company recently has been expanding its channels of distribution to capitalize on the Pizzeria Uno brand name and the appeal of its signature Chicago-style deep-dish pizza. Currently, the Company is distributing refrigerated and frozen Chicago-style deep-dish pizza to approximately 870 supermarkets, primarily in New England, for sale in their fresh deli counters and frozen food sections. Since January 1993, the Company has also been supplying frozen Pizzeria Uno brand, Chicago-style deep-dish pizza to American Airlines for service on its flights. Approximately 1.6 million Pizzeria Uno brand pizzas were served aboard American Airlines flights during fiscal 1994. The Company is testing a similar pizza product at Pizzeria Uno kiosks in 14 General Cinema theaters. The Company also operates three neighborhood, limited-seating take-out units under the name "Uno...Pizza Takery." These units are located in strip centers, occupy approximately 2,000 square feet and offer limited seating for up to 40 customers.

     The Company acquired the rights to the name "Pizzeria Uno" from the late Ike Sewell, who opened the original Pizzeria Uno restaurant in Chicago, Illinois in 1943 and is considered the originator of Chicago-style deep-dish pizza. The Company opened its first Pizzeria Uno restaurant in 1979. During fiscal 1995, the Company expects to open approximately 18 restaurants, 11 of which were open as of May 5, 1995, and during fiscal 1996, the Company expects to open approximately 20 restaurants. During fiscal 1995, the Company expects franchisees to open approximately six restaurants, three of which were open as of May 5, 1995, and during fiscal 1996, the Company expects franchisees to open approximately 10 restaurants.

                                  THE OFFERING

Common Stock offered by the Company.....................  2,000,000 shares
Common Stock to be outstanding after the offering.......  13,374,699 shares(1)
Use of proceeds.........................................  To repay indebtedness, to develop additional restaurants and for
                                                          working capital
New York Stock Exchange symbol..........................  UNO

- ---------------
(1) Excluding 996,610 shares issuable upon exercise of outstanding stock options, of which stock options to acquire 426,017 shares were exercisable as of April 2, 1995.

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
        (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF RESTAURANTS)

                                                                                                    TWENTY-SIX WEEKS
                                                             FISCAL YEAR ENDED                            ENDED
                                            ----------------------------------------------------   -------------------
                                             SEP 30     SEP 29     SEP 27     OCT 3      OCT 2      APR 3      APR 2
                                              1990       1991     1992(1)      1993      1994       1994       1995
                                            --------   --------   --------   --------   --------   --------   --------
                                                                             (53 WKS)
INCOME STATEMENT DATA:
  Revenues................................   $54,691    $71,325    $84,113   $108,945   $124,065   $ 55,812    $73,127
  Operating income........................     6,994      5,979      3,052     8,085      10,291      3,540      5,341
  Income before taxes.....................     6,666      5,492      2,902     7,000       9,446      3,263      4,387
  Net income..............................     3,820      3,155      1,762     4,163       5,756      1,941      2,763
  Earnings per share......................   $   .38    $   .29    $   .16   $   .37    $    .51   $    .17    $   .24
                                             =======    =======    =======   =======    ========   ========    =======
OPERATING DATA:
  Average annualized restaurant
    sales(2)..............................   $ 2,037    $ 1,874    $ 1,787   $ 1,807    $  1,886   $  1,756    $ 1,866
  Number of restaurants at end of period:
    Company-owned Pizzeria Uno(3).........        31         39         50        56          65         58         74
    Other Company-owned(4)................         2          1          1         1           1          1          4
    Franchised(5).........................        47         55         59        58          61         61         60
                                             -------    -------    -------   -------    --------   --------    -------
    Total.................................        80         95        110       115         127        120        138
                                             =======    =======    =======   =======    ========   ========    =======

                                                                                              APRIL 2, 1995
                                                                                       ---------------------------
                                                                                        ACTUAL      AS ADJUSTED(6)
                                                                                       --------     --------------
BALANCE SHEET DATA:
  Total assets.......................................................................  $113,147        $113,147
  Long-term debt and capital lease obligations, including current portions...........   37,538           17,475
  Shareholders' equity...............................................................   58,961           79,024

- ---------------
(1) Fiscal 1992 results include a pre-tax expense of $2,500,000 ($1,518,000, or $.13 per share, after tax) in connection with the closing of two restaurants.

(2) Full-service Company-owned Pizzeria Uno restaurants open for all or part of period. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- General." For a discussion of estimated average annualized restaurant sales for franchisees, see "Business -- Franchise Program."

(3) Includes three limited service Pizzeria Uno units as of April 2, 1995; two limited service Pizzeria Uno units in fiscal 1994 and 1990; and one limited service Pizzeria Uno unit in fiscal 1993 and 1992.

(4) Includes one Mexican restaurant and three Bay Street Grill restaurants as of April 2, 1995; one Mexican restaurant in fiscal 1994, 1993 and 1992, one steakhouse restaurant in fiscal 1991; and two steakhouse restaurants in fiscal 1990. See "Business -- Other Business Development."

(5) Includes two limited service Pizzeria Uno units as of April 2, 1995, two in fiscal 1994 and one in fiscal 1991.

(6) Adjusted to reflect the sale of 2,000,000 shares by the Company at an assumed public offering price of $10.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

     The original "Pizzeria Uno" restaurant was founded in 1943 by the late Ike Sewell, who is considered the originator of Chicago-style deep-dish pizza. In 1955, Mr. Sewell opened a second restaurant, called "Pizzeria Due," across the street from his original Pizzeria Uno restaurant.

     In 1979, the Company acquired from Mr. Sewell the worldwide rights to certain names, including "Uno," "Pizzeria Uno," "Pizzeria Due" and "Ike Sewell's Original Chicago Pizza" (with the exception of the right to use the names in Illinois) for the purpose of developing and expanding the concept. The Company opened its first Pizzeria Uno restaurant in 1979 and licensed its first franchisee for the operation of a Pizzeria Uno restaurant in 1980. In fiscal 1992, the Company purchased the original Pizzeria Uno and Pizzeria Due restaurants in Chicago, Illinois and the rights to develop additional restaurants in Illinois.

     The Company is a Delaware corporation organized in August 1986 as a holding company for the Pizzeria Uno business. Unless otherwise indicated, the term "Company," as used in this Prospectus, refers to Uno Restaurant Corporation, its predecessors and its subsidiaries. The Company's principal offices are located at 100 Charles Park Road, West Roxbury, Massachusetts 02132, and its telephone number is (617) 323-9200.

                           INVESTMENT CONSIDERATIONS

     In addition to the other information in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating an investment in the Common Stock offered hereby.

GROWTH

     The Company's continued growth depends on its ability to open new restaurants and to operate such restaurants profitably. Prior to fiscal 1995, the Company did not open more than nine restaurants in any fiscal year. However, the Company plans to open approximately 18 restaurants in fiscal 1995 (of which 11 were open as of May 5, 1995), and approximately 20 restaurants in fiscal 1996. Many of its new restaurants will be opened in geographic markets in which the Company has limited or no previous operating experience. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner, if at all, or that, if opened, those restaurants will be operated profitably. The Company's ability to expand the number of its restaurants will depend upon a number of factors, including the selection and availability of suitable restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the hiring, training and retaining of skilled management and other personnel and the availability of adequate financing, many of which are beyond the control of the Company. See "Business -- Restaurant Expansion."

GEOGRAPHIC CONCENTRATION

     Of the Company's existing 73 full-service Pizzeria Uno restaurants as of May 5, 1995, 52 are located in the Northeast, including 21 in Massachusetts and 17 in New York. Accordingly, the Company's results of operations may be more affected by adverse economic conditions in such areas than more geographically diverse restaurant companies. See "Business -- Restaurant Locations."

FRANCHISING

     The Company's success and continued growth are partially dependent upon its franchisees and the manner in which they operate and develop their Pizzeria Uno restaurants to promote and develop the Pizzeria Uno concept and its reputation for quality and value. Although the Company has established criteria to evaluate prospective franchisees, there can be no assurance that the Company's existing or future franchisees will have the business abilities or access to financial resources necessary to open Pizzeria Uno restaurants or will successfully develop or operate Pizzeria

Uno restaurants in their franchise areas in a manner consistent with the Company's standards. In addition, there can be no assurance that the Company will be able to identify and attract new franchisees necessary to meet the Company's expansion plans. See "Business -- Restaurant Expansion" and "Business -- Franchise Program."

COMPETITION

     Competition in the restaurant industry is increasingly intense. The Company competes principally with mid-priced, full-service restaurants primarily on the basis of the quality of food offered, menu selection, price, service and decor. There is also intense competition for real estate sites, personnel and qualified franchisees. The Company has many well-established competitors, some with substantially greater financial resources and longer histories of operation than the Company, including competitors already established in regions into which the Company is planning to expand, as well as competitors planning to expand in the same regions. The Company's competitors also include regional and local chains as well as local owner-operated restaurants. See "Business -- Competition."

RISKS OF RESTAURANT INDUSTRY

     The restaurant business is affected by many factors, including changes in consumer tastes and eating habits, changes in local, regional and national economic conditions, inclement weather, demographic trends and traffic patterns and the types, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees may also adversely affect the Company's restaurants.

INCREASES IN FOOD AND OTHER COSTS

     The Company's profitability is dependent on its ability to anticipate and react to increases in food, labor, employee benefits and similar costs over which the Company has very limited control. In the past, the Company has been able to anticipate and minimize any adverse effect on the Company's profitability due to increasing costs through its purchasing practices and menu price adjustments, but there can be no assurance that it will be able to do so in the future.

GOVERNMENT REGULATION

     The Company, its franchisees and each of their restaurants are subject to licensing and regulation by a number of government authorities, including alcoholic beverage control, health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes, compliance with the Americans with Disabilities Act, and similar matters. The Company is also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on the franchise agreement, including limitations on noncompetition provisions and the termination or nonrenewal of a franchise. Difficulties in obtaining, or the failure of the Company to obtain or retain, food or liquor licenses or approval to sell franchises could have a material adverse effect on the Company's business and its plans for expansion. See "Business -- Government Regulation."

DRAM SHOP LIABILITY

     The Company is subject to "dram shop" statutes, which generally provide that an individual injured by an intoxicated person has the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. While the Company currently maintains dram shop insurance, there can be no assurance that dram shop insurance will continue to be available to the Company at commercially reasonable prices, if at all, or that such insurance, if maintained, will be sufficient to cover any claims against the Company for dram shop liability for which it may be held liable. See "Business -- Government Regulation."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that the development of its business has been, and will continue to be, dependent on Aaron D. Spencer, its Chairman and Chief Executive Officer, Craig S. Miller, its President and Chief Operating Officer, and other key executive employees. The loss of Mr. Spencer's or Mr. Miller's services could have a material adverse effect upon the Company's business and development, and there can be no assurance that qualified replacements would be available. The Company's continued growth will also depend on its ability to attract and retain additional skilled management personnel. See
"Business -- Restaurant Management" and "Management."

CONTROL BY MANAGEMENT AND PRINCIPAL SHAREHOLDER

     Following the completion of this offering, Mr. Spencer, the principal shareholder of the Company, will beneficially own, in the aggregate, approximately 41.3% of the outstanding Common Stock. As a result, in practical effect he will continue to control the election of the Board of Directors of the Company and the direction of the affairs of the Company. See "Management" and "Principal Shareholders." If Mr. Spencer's record and beneficial ownership falls below 33% of the outstanding Common Stock, there would be a default under the Company's revolving credit facility 30 days following such event and in the event he ceases to serve actively as a director and full time employee of the Company for any reason, including his death, a default would be triggered 60 days following such event.

STOCK PRICE VOLATILITY

     The Company's Common Stock has been traded on the New York Stock Exchange since 1991. The market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

ANTITAKEOVER PROVISIONS

     The Company's Restated Certificate of Incorporation, as amended, contains certain provisions which may render more difficult an unfriendly tender offer, proxy contest, merger or change in control of the Company. This could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock and Other Matters."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $10.75 per share) are estimated to be approximately $20,062,500 ($23,110,125 if the Underwriter's over-allotment option is exercised in full). The Company intends to use the net proceeds for repayment of a portion of the principal amount of $31,940,000 outstanding under the Company's unsecured revolving credit facility as of May 5, 1995, which had been borrowed primarily for the development of additional restaurants and for working capital. The revolving credit facility bears interest at the lender's prime rate or alternatively at 125 basis points above LIBOR and will convert to a three year term loan in December 1997. As of May 5, 1995, the weighted average interest rate on the revolving credit facility was 7.45%. The Company anticipates using its revolving credit facility in the future for repayment of all or a portion of the $6.7 million of principal outstanding under its senior, unsecured notes, for the development of additional restaurants and for working capital.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock and for the foreseeable future intends to continue its policy of retaining earnings to finance its development and growth. The Board of Directors may reconsider this policy from time to time in light of conditions then existing, including the Company's earnings performance, financial condition and capital requirements. Pursuant to both the private placement in June 1990 of $10.0 million of senior, unsecured notes with a major insurance company and a $50.0 million unsecured revolving credit facility obtained in December 1994, the Company became subject to various financial and operating covenants, including limitations on the payments of cash dividends. The most restrictive limitations, in general, restrict the Company from paying cash dividends, if such payment, when aggregated with certain other payments, would exceed 35% of net income for the then most recent four-quarter period, or would cause certain net tangible asset and debt ratios to be exceeded. See Note 6 of Notes to Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "UNO." The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported by the New York Stock Exchange.

                                                                            HIGH       LOW
                                                                           ------     ------
FISCAL YEAR ENDED OCTOBER 3, 1993
  First Quarter..........................................................  $ 8.20     $ 4.50
  Second Quarter.........................................................    6.60       4.80
  Third Quarter..........................................................    6.50       5.30
  Fourth Quarter.........................................................    7.70       5.80
FISCAL YEAR ENDED OCTOBER 2, 1994
  First Quarter..........................................................    8.70       7.00
  Second Quarter.........................................................    8.50       6.50
  Third Quarter..........................................................    8.60       7.10
  Fourth Quarter.........................................................   10.90       7.90
FISCAL YEAR ENDED OCTOBER 1, 1995
  First Quarter..........................................................   11.10       9.30
  Second Quarter.........................................................   12.80      10.10
  Third Quarter (through May 5, 1995)....................................   12.00      10.63

     The last reported sale price of the Common Stock on the New York Stock Exchange on May 5, 1995 was $10.75 per share. As of May 5, 1995, the Company believes there were approximately 3,700 beneficial owners of the Company's Common Stock, represented by 496 holders of record.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of April 2, 1995, and as adjusted to reflect the issuance and sale of 2,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $10.75 per share) and the application of the estimated net proceeds therefrom.

                                                                            APRIL 2, 1995
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                           (IN THOUSANDS)
Current portions of long-term debt and capital lease
  obligations(1)(2)................................................    $ 3,402       $ 3,402
                                                                       =======       =======
Long-term debt and capital lease obligations(1)(2):
  Revolving credit facility........................................    $30,024       $ 9,961
  Senior notes.....................................................      3,334         3,334
  Capital lease obligations........................................        778           778
                                                                       -------       -------
     Total long-term debt and capital lease obligations............     34,136        14,073
                                                                       -------       -------
Shareholders' equity:
  Preferred Stock, $1.00 par value, 1,000,000 shares authorized;
     none issued...................................................         --            --
  Common Stock, $.01 par value, 25,000,000 shares authorized;
     11,374,699 shares issued, 13,374,699 shares issued
     as adjusted(3)................................................        114           134
  Additional paid-in capital.......................................     30,830        50,873
  Retained earnings................................................     28,017        28,017
                                                                       -------       -------
     Total shareholders' equity....................................     58,961        79,024
                                                                       -------       -------
       Total capitalization........................................    $93,097       $93,097
                                                                       =======       =======

- ---------------
(1) See Notes 6 and 13 of Notes to Consolidated Financial Statements.

(2) See Note 5 of Notes to Consolidated Financial Statements.

(3) Excludes 996,610 shares of Common Stock issuable upon exercise of outstanding stock options, of which options to acquire 426,017 shares were exercisable as of April 2, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company for fiscal 1994, fiscal 1993 and fiscal 1992 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, as indicated in their report included elsewhere herein. The selected consolidated financial data of the Company for the fiscal years ended September 29, 1991 and September 30, 1990 have been derived from consolidated financial statements of the Company audited by Ernst & Young LLP, which are not included herein. The selected consolidated financial data for the twenty-six week periods ended April 2, 1995 and April 3, 1994 are derived from unaudited financial statements. Selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and the related notes included elsewhere in this Prospectus. Unaudited data for the twenty-six week periods ended April 2, 1995 and April 3, 1994 include, in the opinion of management, all adjustments (consisting only of normal, recurring accruals) necessary to state fairly the information set forth therein. Operations for the twenty-six week period ended April 2, 1995 are not necessarily indicative of the results that may be expected for the entire year ending October 1, 1995.

                                                       FISCAL YEAR ENDED                            26 WEEKS ENDED
                                   ---------------------------------------------------------     ---------------------
                                   SEP 30      SEP 29      SEP 27       OCT 3         OCT 2        APR 3        APR 2
                                    1990        1991        1992         1993          1994         1994         1995
                                   -------     -------     -------     --------      --------     --------     --------
                                                                       (53 WKS)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales...............  $50,593     $65,921     $77,500     $98,234      $112,674     $ 49,980     $ 66,767
  Consumer product sales.........    1,136       1,996       3,106       7,073         7,418        3,896        4,353
  Franchise income...............    2,962       3,408       3,507       3,638         3,973        1,936        2,007
                                   -------     -------     -------     --------     --------     --------     --------
                                    54,691      71,325      84,113     108,945       124,065       55,812       73,127
Costs and expenses:
  Cost of food and beverages.....   12,589      16,187      19,224      26,024        30,177       13,731       18,432
  Labor and benefits.............   15,438      21,017      24,912      32,990        36,935       16,813       22,089
  Occupancy costs................    7,387      10,735      14,492      17,295        18,979        8,680       10,584
  Other operating costs..........    2,981       5,013       9,638(1)    9,166        10,751        5,049        6,189
  General and administrative.....    5,886       7,298       7,022       8,233         9,277        4,390        5,621
  Depreciation and amortization..    3,416       5,096       5,773       7,152         7,655        3,609        4,871
                                   -------     -------     -------     --------     --------     --------     --------
                                    47,697      65,346      81,061     100,860       113,774       52,272       67,786
                                   -------     -------     -------     --------     --------     --------     --------
Operating income.................    6,994       5,979       3,052       8,085        10,291        3,540        5,341
Other expense....................     (328)       (487)       (150)     (1,085)         (845)        (277)        (954)
                                   -------     -------     -------     --------     --------     --------     --------
Income before income taxes.......    6,666       5,492       2,902       7,000         9,446        3,263        4,387
Provision for income taxes.......    2,846       2,337       1,140       2,837         3,690        1,322        1,624
                                   -------     -------     -------     --------     --------     --------     --------
Net income.......................  $ 3,820     $ 3,155     $ 1,762     $ 4,163      $  5,756     $  1,941     $  2,763
                                   =======     =======     =======     =======      ========     ========     ========
Earnings per common share........  $  0.38     $  0.29     $  0.16     $  0.37      $   0.51     $   0.17     $   0.24
                                   =======     =======     =======     =======      ========     ========     ========
Weighted average shares
  outstanding....................   10,023      10,738      11,313      11,291        11,360       11,377       11,684
BALANCE SHEET DATA:
Total assets.....................  $43,299     $61,260     $68,117     $74,735      $ 92,221     $ 79,650     $113,147
Long-term debt and capital lease
  obligations, including current
  portions.......................   10,478      10,477      10,475      11,973        21,523       15,552       37,538
Shareholders' equity.............   26,141      43,131      45,090      49,375        55,958       51,364       58,961

- ---------------
(1) Fiscal 1992 results include a pre-tax expense of $2,500,000 ($1,518,000, or $.13 per share, after tax) in connection with the closing of two restaurants.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company's revenues are derived primarily from three sources:
Company-owned restaurant sales, consumer product sales and franchise income from franchised restaurants. Franchise income includes both royalty income and initial franchise fees. Certain expenses (cost of food and beverages, labor and benefits, occupancy costs, other operating costs and depreciation and amortization) relate directly to Company-owned restaurants and consumer product sales, while general and administrative expenses relate to all operations.

     The Company capitalizes certain costs relating to the opening of new restaurants until they open, at which time the costs are amortized over 12 months on a straight line basis.

     The Company analyzes its operations on the basis of operating weeks, comparable store sales and average annualized restaurant sales. An operating week is one week of operation for one full-service restaurant. A restaurant is included in the comparable store sales base after it has completed 16 months of operation, and it is included in the comparable store base for all subsequent periods presented, including monthly, quarterly and annually, with appropriate weighting for partial periods. A restaurant is included in the calculation of average annualized restaurant sales from its first week of operation and for all subsequent periods presented including monthly, quarterly and annually, with appropriate weighting for partial periods.

     The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year. The fiscal year ended October 3, 1993 included 53 weeks of operations.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship to total revenues, unless otherwise indicated, of certain items included in the Company's income statements, as well as certain operating data, for the periods indicated:
                                                                  FISCAL YEAR ENDED                 26 WEEKS ENDED
                                                          ----------------------------------     --------------------
                                                           SEP 27       OCT 3        OCT 2        APR 3       APR 2
                                                            1992         1993         1994        1994         1995
                                                          --------     --------     --------     -------     --------
                                                                       (53 WKS)
                                                                            (DOLLARS IN THOUSANDS)
Revenues:
  Restaurant sales......................................      92.1%        90.2%        90.8%       89.6%        91.3%
  Consumer product sales................................       3.7          6.5          6.0         7.0          6.0
  Franchise income......................................       4.2          3.3          3.2         3.4          2.7
                                                          --------     --------     --------     -------     --------
      Total.............................................     100.0        100.0        100.0       100.0        100.0
Costs and expenses:
  Cost of food and beverages(1).........................      23.9         24.7         25.1        25.5         25.9
  Labor and benefits(1).................................      30.9         31.3         30.8        31.2         31.1
  Occupancy costs(1)....................................      18.0         16.4         15.8        16.1         14.9
  Other operating costs(1)..............................      12.0(2)       8.7          9.0         9.4          8.7
  General and administrative............................       8.3          7.6          7.5         7.9          7.7
  Depreciation and amortization(1)......................       7.2          6.8          6.4         6.7          6.8
                                                          --------     --------     --------     -------     --------
Operating income........................................       3.7          7.4          8.3         6.3          7.3
Other expense...........................................       (.2)        (1.0)         (.7)        (.5)        (1.3)
                                                          --------     --------     --------     -------     --------
Income before taxes.....................................       3.5          6.4          7.6         5.8          6.0
Provision for income taxes..............................       1.4          2.6          3.0         2.4          2.2
                                                          --------     --------     --------     -------     --------
Net income..............................................       2.1%         3.8%         4.6%        3.4%         3.8%
                                                          ========     ========     ========     =======     ========
OPERATING DATA:
  Average annualized restaurant sales(3)................  $  1,787     $  1,807     $  1,886     $ 1,756     $  1,866
  Number of restaurants at end of period:
    Company-owned Pizzeria Uno(4).......................        50           56           65          58           74
    Other Company-owned(5)..............................         1            1            1           1            4
    Franchised(6).......................................        59           58           61          61           60
                                                          --------     --------     --------     -------     --------
      Total.............................................       110          115          127         120          138
                                                          ========     ========     ========     =======     ========

[FN]
- ---------------
(1) Percentage of restaurant and consumer product sales.
(2) Fiscal 1992 results include a pre-tax expense of $2,500,000 ($1,518,000, or $.13 per share, after tax) in connection with the closing of two restaurants.
(3) Full-service Company-owned Pizzeria Uno restaurants open for all or part of period. See "-- General." For a discussion of estimated average annualized restaurant sales for franchisees, see "Business -- Franchise Program."
(4) Includes three limited service Pizzeria Uno units as of April 2, 1995; two limited service Pizzeria Uno units in fiscal 1994; and 1990; and one limited service Pizzeria Uno unit in fiscal 1993 and 1992.
(5) Includes one Mexican restaurant and three Bay Street Grill restaurants as of April 2, 1995; one Mexican restaurant in fiscal 1994, 1993 and 1992; one steakhouse restaurant in fiscal 1991; and two steakhouse restaurants in fiscal 1990. See "Business -- Other Business Development."
(6) Includes two limited service Pizzeria Uno units as of April 2, 1995, two in fiscal 1994 and one in fiscal 1991.

TWENTY-SIX WEEKS ENDED APRIL 2, 1995 COMPARED TO TWENTY-SIX WEEKS ENDED APRIL 3, 1994

     Total revenues increased 31.0% to $73.1 million for the 26 weeks ended April 2, 1995 from $55.8 million in the comparable period in 1994. Company-owned restaurant sales increased 33.6% to $66.8 million for the 26 weeks ended April 2, 1995 due primarily to a 19.8% increase in operating weeks of full-service Pizzeria Uno restaurants resulting from the addition of 14 restaurants during the past four quarters, as well as the purchase of three Bay Street Grill restaurants in December 1994. See "Business -- Other Business Development." The increase in restaurant sales was also due to a 6.6% increase in comparable store sales for the 26 weeks ended April 2, 1995.

     Consumer product sales increased 11.7% to $4.4 million for the 26 weeks ended April 2, 1995 from $3.9 million in the comparable period in 1994 due to higher sales of Pizzeria Uno brand and private label refrigerated pizza, as well as increased shipments of frozen pizza for tests by customers outside New England.

     Franchise income increased 3.7% to $2.0 million for the 26 weeks ended April 2, 1995 from $1.9 million in the comparable period in 1994. Royalty income increased 7.8% to $2.0 million for the 26 weeks ended April 2, 1995 generally due to an increase in franchise restaurant sales. Initial franchise fees totaled $55,000 for the 26 weeks ended April 2, 1995 compared to $125,000 in the comparable period in 1994.

     Cost of food and beverages as a percentage of restaurant and consumer product sales increased to 25.9% for the 26 weeks ended April 2, 1995 from 25.5% in the comparable period in 1994. This percentage cost increase primarily reflected changes in sales mix toward a larger percentage of higher-cost non-pizza menu items.

     Labor and benefits as a percentage of restaurant and consumer product sales decreased slightly to 31.1% for the 26 weeks ended April 2, 1995 from 31.2% in the comparable period in 1994, principally due to the leverage of higher comparable store sales.

     Occupancy costs as a percentage of restaurant and consumer product sales declined to 14.9% for the 26 weeks ended April 2, 1995 from 16.1% in the comparable period in 1994, primarily due to an increased number of owned restaurant properties and the operating leverage provided by the increase in comparable store sales noted above.

     Other operating costs declined as a percentage of restaurant and consumer product sales to 8.7% for the 26 weeks ended April 2, 1995 from 9.4% in the comparable period in 1994. The primary reasons for this improvement were lower advertising expenses as a percentage of restaurant and consumer product sales and the operating leverage provided by the increase in comparable store sales.

     General and administrative expenses decreased as a percentage of total revenues to 7.7% for the 26 weeks ended April 2, 1995 from 7.9% in the comparable period in 1994 as a result of allocating certain fixed expenses over a larger revenue base.

     Depreciation and amortization expenses as a percentage of restaurant and consumer product sales increased slightly to 6.8% for the 26 weeks ended April 2, 1995 from 6.7% in the comparable period in 1994, principally due to increased amortization of pre-opening costs associated with the higher rate of unit growth.

     Operating income increased 50.9% to $5.3 million for the 26 weeks ended April 2, 1995 compared to $3.5 million in the comparable period in 1994. The operating profit margin improved to 7.3% from 6.3%, primarily as a result of the increase in Company-owned restaurants and comparable store sales.

     Other expense increased to $954,000 or 1.3% of total revenues for the 26 weeks ended April 2, 1995 from $277,000 or .5% of total revenues in the comparable period in 1994. This increase was due to higher interest expense associated with the increased level of debt used to fund the Company's accelerated expansion plan and its ownership of an increasing number of restaurant properties. In addition, other expense in the comparable period in 1994 was favorably affected by a $312,000 gain on the sale of a restaurant to a franchisee.

     The effective income tax rate declined to 37.0% for the 26 weeks ended April 2, 1995 from 40.5% in the comparable period in 1994. The effective income tax rate for the 26 weeks ended April 2, 1995 was lower primarily due to the effect of the FICA tip tax credit which became effective on January 1, 1994 and generally lower state income taxes.

FISCAL 1994 COMPARED TO FISCAL 1993 (53 WEEKS)

     Total revenue increased 13.9% to $124.1 million in fiscal 1994 from $108.9 million in the prior year. Company-owned restaurant sales increased 14.7% to $112.7 million in fiscal 1994 due primarily to a 9.4% increase in operating weeks of full-service restaurants resulting from the addition of eight new restaurants, and a 6.5% increase in comparable store sales.

     Consumer product sales increased 4.9% to $7.4 million in fiscal 1994 from $7.1 million in the prior year primarily due to expanded sales of private label, thin-crust pizzas to several supermarket chains in New England. Initial shipments of both refrigerated and frozen Pizzeria Uno brand pizzas commenced in fiscal 1994 to new customers in New York, New Jersey, Pennsylvania and Ohio in order to expand the Company's regional presence beyond New England.

     Franchise income increased 9.2% to $4.0 million in fiscal 1994 from $3.6 million in the prior year. Royalty income increased 9.5% to $3.8 million in fiscal 1994 from $3.5 million in the prior year primarily due to an increase of 7.1% in average unit sales. Initial franchise fees totaled $150,000 in fiscal 1994 compared to $147,500 in fiscal 1993.

     Cost of food and beverages as a percentage of restaurant and consumer product sales increased to 25.1% in fiscal 1994 from 24.7% in the prior year, reflecting primarily changes in sales mix toward a larger percentage of higher cost non-pizza menu items.

     Labor and benefits as a percentage of restaurant and consumer product sales decreased slightly to 30.8% in fiscal 1994 from 31.3% in the prior year, principally due to the leverage of higher comparable store sales.

     Occupancy costs as a percentage of restaurant and consumer product sales declined to 15.8% in fiscal 1994 from 16.4% in the prior year, resulting from the Company's purchase of the real estate for several restaurants since fiscal 1992, and the operating leverage provided by the increase in comparable store sales.

     Other operating costs as a percentage of restaurant and consumer product sales were 9.0% for fiscal 1994, remaining relatively unchanged from 8.7% in the prior year.

     General and administrative expenses decreased as a percentage of total revenues to 7.5% in fiscal 1994 from 7.6% in the prior year, principally due to the allocation of certain fixed expenses over a larger revenue base.

     Depreciation and amortization expenses as a percentage of restaurant and consumer product sales decreased to 6.4% in fiscal 1994 from 6.8% in the prior year principally due to the increase in comparable store sales.

     Operating income increased 27.3% to $10.3 million in fiscal 1994 from $8.1 million for the prior year. The operating profit margin increased to 8.3% in fiscal 1994 from 7.4% in the prior year, principally due to an increase in Company-owned restaurants and comparable store sales.

     Other expense declined to $845,000 in fiscal 1994 from $1.1 million in the prior year, principally due to a $312,000 gain on the sale of a restaurant to a franchisee in fiscal 1994.

     The effective income tax rate declined to 39.1% in fiscal 1994 from 40.5% in fiscal 1993, primarily due to the FICA tip credit, which became effective on January 1, 1994.

FISCAL 1993 (53 WEEKS) COMPARED TO FISCAL 1992

     Total revenue increased 29.5% to $108.9 million in fiscal 1993 from $84.1 million in the prior year. Company-owned restaurant sales increased 26.8% to $98.2 million in fiscal 1993 due to a 23.6% increase in operating weeks of full-service restaurants resulting from the addition of six new restaurants. Comparable-store sales declined slightly by .4%.

     Consumer product sales increased 127.7% to $7.1 million in fiscal 1993 from $3.1 million in the prior year. This growth was due principally to new channels of distribution. Specifically, significant sales to American Airlines, and penetration into the New York metropolitan area were responsible for the rapid expansion of this business. Also, shipments were initiated to new customers in Pennsylvania and New Jersey. A new production facility opened in January 1993, and additional capacity was added in fiscal 1993 to support this growth.

     Franchise income increased 3.7% to $3.6 million in fiscal 1993 from $3.5 million in the prior year. Royalty income increased 6.2% to $3.5 million in fiscal 1993 from $3.3 million in the prior year due to a 3.6% increase in operating weeks resulting from the opening of three new restaurants. Initial franchise fees totaled $147,500 in fiscal 1993 compared to $220,000 in fiscal 1992 due to fewer new franchise openings.

     Cost of food and beverages as a percentage of restaurant and consumer product sales increased to 24.7% in fiscal 1993 from 23.9% in the prior year, primarily as a result of the Company's decision to increase the size of its deep-dish pizzas in fiscal 1993.

     Labor and benefits as a percentage of restaurant and consumer product sales increased slightly to 31.3% in fiscal 1993 from 30.9% in the prior year, primarily as a result of the Company's decision to add additional managers in many of its high-volume restaurants in fiscal 1993.

     Occupancy costs as a percentage of restaurant and consumer product sales declined to 16.4% in fiscal 1993 from 18.0% in the prior year, principally due to the Company's purchase of several restaurants in fiscal 1992 and 1993, and the operating leverage provided by the sales growth of the consumer products business.

     Other operating costs as a percentage of restaurant and consumer product sales decreased to 8.7% in fiscal 1993 from 12.0% in the prior year, primarily due to a pre-tax charge of $2.5 million in fiscal 1992 related to the closing of two restaurants.

     General and administrative expenses decreased as a percentage of total revenues to 7.6% in fiscal 1993 from 8.3% in the prior year, principally due to the allocation of certain fixed expenses over a larger revenue base.

     Depreciation and amortization expenses as a percentage of restaurant and consumer product sales decreased to 6.8% in fiscal 1993 from 7.2% in the prior year, principally due to the increase in comparable store sales.

     Operating income increased 164.9% to $8.1 million in fiscal 1993 compared to $3.1 million in the prior year. Fiscal 1992 results included a pre-tax charge of $2.5 million discussed above. The operating profit margin improved to 7.4% in fiscal 1993 from 6.6% in the prior year excluding the $2.5 million pre-tax charge in fiscal 1992.

     Other expense increased to $1.1 million in fiscal 1993 from $150,000 in the prior year. The principal factors for this increase were higher interest costs and a decline in investment income as the Company financed its growth in 1993 through the use of its available cash and its revolving credit facility.

     The effective income tax rate was 40.5% in fiscal 1993 compared to 39.3% in the prior year due to the benefit of tax-exempt interest income received in fiscal 1992.

LIQUIDITY AND SOURCES OF CAPITAL

     The following table presents a summary of the Company's cash flows for the fiscal years 1992, 1993 and 1994 and for the 26 weeks ended April 2, 1995.

                                                       FISCAL YEAR ENDED                 26 WEEKS
                                            ----------------------------------------       ENDED
                                            SEPTEMBER 27    OCTOBER 3     OCTOBER 2       APRIL 2
                                                1992          1993          1994           1995
                                            ------------   -----------   -----------   -------------
                                                                 (IN THOUSANDS)
Net cash provided by operating
  activities..............................    $  9,028      $  10,987     $  14,462      $   5,930
Net cash used in investing activities.....      (9,890)       (11,869)      (24,441)       (22,932)
Net cash provided by financing
  activities..............................         375          1,440         9,942         16,255
                                              --------      ---------     ---------      ---------
Increase (Decrease) in cash and cash
  equivalents.............................    $   (487)     $     558     $     (37)     $    (747)
                                              ========      =========     =========      =========

     Historically, the Company has leased most of its restaurant locations and pursued a strategy of controlled growth, financing its expansion principally from operating cash flow, equity offerings and from the sale of senior, unsecured notes and short-term borrowing under revolving lines of credit. During fiscal 1992, 1993 and 1994, the Company's investment in property, equipment and leasehold improvements was $18.7 million, $12.5 million and $22.2 million, respectively, and during the 26 week period ended April 2, 1995, such investment was $22.6 million.

     The Company currently plans to open approximately 38 restaurants during fiscal 1995 and fiscal 1996, 11 of which were open as of May 5, 1995. The Company expects that the average cash investment required to open a full-service Pizzeria Uno restaurant, excluding land and preopening costs, will be approximately $1.5 million. For the balance of fiscal 1995, the Company has planned $19.0 million in additional capital expenditures primarily for the development of new restaurants.

     As of April 2, 1995, the Company had outstanding indebtedness of $30.0 million under its unsecured, revolving line of credit, $6.7 million of senior, unsecured notes and $847,000 in capital lease obligations. In December 1994, the Company obtained a $50.0 million revolving credit facility to replace its then existing $20.0 million revolving credit facility. The new revolving credit facility will convert to a three year term loan in December 1997. Advances under the revolving credit facility will accrue interest at the lender's prime rate, or alternatively, 125 basis points above LIBOR. The Company intends to use the proceeds of this offering to repay a portion of the principal amount outstanding under its revolving credit facility. The Company anticipates using the revolving credit facility in the future for repayment of all or a portion of the $6.7 million of principal outstanding under its senior, unsecured notes, for the development of additional restaurants and for working capital.

     The Company believes that existing cash balances, the proceeds from this offering, cash generated from operations and borrowings under its revolving line of credit will be sufficient to satisfy the Company's working capital and capital expenditure requirements through fiscal 1996.

IMPACT OF INFLATION

     Inflation has not been a major factor in the Company's business for the last several years. The Company believes it has historically been able to pass on increased costs through menu price increases, but there can be no assurance that it will be able to do so in the future. Future increases in local area construction costs could adversely affect the Company's ability to expand.

SEASONALITY

     The Company's business is seasonal in nature, with revenues and, to a greater degree, operating income being lower in its first and second quarters than its other quarters due to the Company's reduced winter volumes. See Note 12 of Notes to Consolidated Financial Statements.

                                    BUSINESS

GENERAL

     The Company owns and operates 73 and franchises 58 casual dining, full-service restaurants under the name "Pizzeria Uno...Chicago Bar & Grill." The restaurants offer a diverse, high-quality menu at moderate prices in a casual, friendly atmosphere. The restaurants feature the Company's signature Chicago-style deep-dish pizza and a selection of entrees, including thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. The Company's restaurants average approximately 6,200 square feet with seating for an average of approximately 180 guests. For the 52 weeks ended April 2, 1995, Company-owned restaurants averaged $1,932,000 in sales. Company-owned restaurants are located predominantly in the Northeast and Mid-Atlantic states, and franchised restaurants are located throughout the United States.

     In fiscal 1993, the Company began implementing strategic initiatives intended to strengthen its position in casual dining and to distinguish its restaurants from quick service pizza, pizza and pasta, and full-service Italian restaurants. As part of this strategy, during fiscal 1994, the Company invested approximately $2.5 million in new kitchen capabilities, including saute stations, grills and fryers, for its Company-owned restaurants enabling the Company to enhance the quality, breadth and appeal of its non-pizza menu items. To better communicate its concept and broadened menu to consumers, the Company refined the name of its restaurants to Pizzeria Uno . . . Chicago Bar & Grill and upgraded the design and decor of its restaurants to be consistent with its casual dining theme. In addition, in fiscal 1993, the Company increased the size of its deep-dish pizzas to provide greater value and added additional restaurant managers in many of its higher volume units to improve overall service. The Company believes these strategic initiatives directly contributed to an increase in its average guest check and increases in comparable store sales of 6.5% in fiscal 1994 and 6.6% for the 26 weeks ended April 2, 1995.

     The Company recently has been expanding its channels of distribution to capitalize on the Pizzeria Uno brand name and the appeal of its signature Chicago-style deep-dish pizza. Currently, the Company is distributing refrigerated and frozen Chicago-style deep-dish pizza to approximately 870 supermarkets, primarily in New England, for sale in their fresh deli counters and frozen food sections. Since January 1993, the Company has also been supplying frozen Pizzeria Uno brand, Chicago-style deep-dish pizza to American Airlines for service on its flights. Approximately 1.6 million Pizzeria Uno brand pizzas were served aboard American Airlines flights during fiscal 1994. The Company is testing a similar pizza product at Pizzeria Uno kiosks in 14 General Cinema theaters. The Company also operates three neighborhood, limited-seating take-out units under the name "Uno...Pizza Takery." These units are located in strip centers, occupy approximately 2,000 square feet and offer limited seating for up to 40 customers.

     The Company acquired the rights to the name "Pizzeria Uno" from the late Ike Sewell, who opened the original Pizzeria Uno restaurant in Chicago, Illinois in 1943 and is considered the originator of Chicago-style deep-dish pizza. The Company opened its first Pizzeria Uno restaurant in 1979. During fiscal 1995, the Company expects to open approximately 18 restaurants, 11 of which were open as of May 5, 1995, and during fiscal 1996, the Company expects to open approximately 20 restaurants. During fiscal 1995, the Company expects franchisees to open approximately six restaurants, three of which were open as of May 5, 1995, and during fiscal 1996, the Company expects franchisees to open approximately 10 restaurants.

RESTAURANT CONCEPT AND MENU

     Pizzeria Uno restaurants are full-service, casual dining restaurants, featuring the Company's signature Chicago-style deep-dish pizza and a diverse menu of high quality, moderately-priced menu items. The Company's target market is middle to upper-middle income individuals in the 17 to 49 year-old age group. The restaurants are generally open from 11:00 a.m. to midnight, seven days per week.

     The restaurants feature the Company's signature Chicago-style deep-dish pizzas and a selection of entrees, including thin crust pizza, pastas, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. The Company's signature product, its Chicago-style, deep-dish pizza, filled with ingredients such as fresh meats, spices, vegetables and real cheeses, is baked according to proprietary recipes. The Company believes that its proprietary recipes produce a superior pizza that is difficult to duplicate. In fiscal 1994, the Company invested approximately $2.5 million in new kitchen capabilities, including saute stations, grills and fryers, for its Company-owned restaurants enabling the Company to enhance the quality, breadth and appeal of its non-pizza items. For the 26 weeks ended April 2, 1995 the Company's average per guest check for full service Company-owned restaurants was approximately $9.40. For fiscal 1994, sales of alcoholic beverages accounted for approximately 18% of total restaurant sales.

RESTAURANT DESIGN AND SITE SELECTION

     The Company has recently upgraded the design and decor of its restaurants to be consistent with its theme as "Pizzeria Uno...Chicago Bar & Grill." Pizzeria Uno restaurants are designed and decorated to provide a friendly and comfortable atmosphere expected of full-service, casual dining restaurants and distinguished from typical pizza restaurants. The decor of each restaurant emphasizes quality with wood, brick and brass. To ensure quality and compliance with Company standards, preliminary exterior design and complete interior and kitchen design for all Company-owned and franchised restaurants are prepared by the Company. The Company's current prototype free-standing restaurant occupies approximately 6,400 square feet, with a seating capacity of approximately 200 customers.

     The Company considers the specific location of a restaurant to be critical to its long-term success and devotes significant effort to the investigation and evaluation of potential sites. One or more of the Company's executive officers inspect and approve the site for each Company-owned and franchised restaurant. Within each target market area, the Company evaluates population density and demographics, major retail and office concentration and traffic patterns. In addition, the Company evaluates visibility, accessibility, proximity to direct competition and various other site specific factors. Pizzeria Uno restaurants are located in both urban and suburban markets, in free-standing buildings, strip centers and malls. Restaurant development is currently targeted at high profile, free-standing locations.

     Historically, the Company has leased most of its restaurants to minimize investment costs. Since fiscal 1992, however, the Company began selectively purchasing real estate to develop new restaurants where available and when the expected long-term cost of owning the real estate is less than the cost of leasing. Of the 18 Company-owned restaurants opened between October 4, 1993 and May 5, 1995, 14 are located in leased facilities and four are fee owned properties. See " -- Properties."

RESTAURANT LOCATIONS

     The following tables provide the locations for Company-owned and franchised restaurants as of May 5, 1995.

                         COMPANY-OWNED RESTAURANTS(81)

COLORADO (1)                Danvers                  Bay Ridge
Denver                      Dedham                   Forest Hills
                            Framingham               Manhattan(5)
CONNECTICUT (5)             Hanover                Lynbrook
Danbury                     Hyannis                Massapequa
Fairfield                   Kingston               Rochester
Manchester                  Lynnfield              Syracuse
Milford                     Newton(2)(c)           Vestal
West Hartford               Newtonville (d)        Yonkers
                            Revere
FLORIDA (3)                 Shrewsbury(d)          OHIO (1)
Daytona Beach               Springfield            Columbus
Orlando                     Waltham (d)
Ormond Beach                Woburn                 PENNSYLVANIA (4)
                                                   Paoli
ILLINOIS (5)                MISSOURI (1)           Philadelphia(2)(e)
Aurora                      St. Louis              Pittsburgh
Chicago(3)(a)                 Chesterfield           Monroeville
Schaumburg(b)
                            NEW HAMPSHIRE(3)       RHODE ISLAND (1)
MAINE (1)                   Concord                Warwick
Portland                    Manchester
                            Nashua                 VIRGINIA (5)
MARYLAND (5)                                       Balston
Baltimore                   NEW JERSEY (2)         Fairfax
Bel Air                     Paramus                Norfolk
Bethesda                    Woodbridge (b)         Potomac Mills
Towson                                             Reston
Waldorf                     NEW YORK (17)
                            Albany                 WASHINGTON, DC(2)
MASSACHUSETTS (25)          Amherst                Cleveland Park
Boston(5)                   Buffalo                Union Station
Braintree                   New York City
Brockton                      Bayside
Burlington
Cambridge(2)


                           FRANCHISED RESTAURANTS(60)

ARIZONA (1)                 KENTUCKY (1)           OHIO (6)
Tempe                       Lexington              Cincinnati(2)
CALIFORNIA (9)              MARYLAND (1)           Cleveland(3)
Cupertino                   Deep Creek             Dayton
Fremont                     MASSACHUSETTS (4)      OKLAHOMA (1)
Los Angeles                 Holyoke                Tulsa
San Diego(2)                Marlborough            PENNSYLVANIA (5)
San Francisco(3)            Springfield(2)(c)      King of Prussia
Santa Clara                 MICHIGAN (2)           Langhorne
CANADA (1)                  Ann Arbor              Media
Toronto                     Bloomfield             Philadelphia(2)
FLORIDA (5)                 MINNESOTA (2)          PUERTO RICO (2)
Miami                       Minnetonka             San Juan(2)
Orlando(3)                  Edina                  TEXAS (5)
Tampa                       NEVADA (1)             Addison
HAWAII (1)                  Las Vegas              Arlington
Honolulu                    NEW JERSEY (4)         Dallas
ILLINOIS (2)                Cherry Hill            Ft. Worth
Champaign                   Secaucus               Houston
Chicago(d)                  South Plainfield       WASHINGTON, DC(1)
INDIANA (2)                 Wayne                  Georgetown
Indianapolis                NEW YORK (1)           WISCONSIN (3)
Merrillville                Poughkeepsie           Milwaukee
                                                   Madison(2)
[FN]
- ---------------
(a) Includes one Mexican restaurant.
(b) Bay Street Grill.
(c) Includes one limited seating, take-out restaurant.
(d) Limited seating, take-out restaurant.
(e) Includes one Bay Street Grill.

UNIT ECONOMICS

     For the 12 month period ended April 2, 1995, the 57 Company-owned restaurants opened prior to April 3, 1994 generated average restaurant sales of approximately $1,927,000, average restaurant operating income of approximately $274,000 (or 14.2% of sales) and average restaurant cash flow of approximately $393,000 (or 20.4% of sales). The 18 Company-owned restaurants opened in fiscal 1994 and fiscal 1995 had an average cash investment of approximately $1,503,000 for building, leasehold improvements, furniture, fixtures and equipment, but excluding land costs and pre-opening expenses. The Company expects that the average cash investment required to open a full-service Pizzeria Uno restaurant will be approximately $1.5 million, excluding land and pre-operating expenses. In the future, the Company anticipates that it will continue to purchase a portion of its new restaurant locations and expects that its total investment for each fee owned unit will be approximately $2.0 to $2.5 million and its overall average investment, including leased locations, will be approximately $1.6 to $1.8 million per unit.

RESTAURANT EXPANSION

     The Company intends to continue opening Company-owned restaurants in two of its primary metropolitan markets, New York and Baltimore/Washington, D.C. The Company is also engaged in site development efforts in Chicago, Orlando and Denver. Due to its current concentration of restaurants in New England, future expansion in this market will be more selective. In fiscal 1994, the Company opened seven restaurants, acquired three restaurants, sold one restaurant and closed one restaurant. The Company expects to open approximately 18 restaurants in fiscal 1995 (11 of which were open as of May 5, 1995) and approximately 20 restaurants in fiscal 1996.

     The Company will continue to grant franchisees the right to expand the Pizzeria Uno restaurant business throughout the United States and, as opportunities arise, outside the United States. In fiscal 1994, four franchised restaurants were opened, one Company-owned restaurant was sold to a franchisee, three franchised restaurants were sold to the Company and one franchised restaurant was closed. During fiscal 1995, the Company expects franchisees to open approximately six restaurants, three of which were open as of May 5, 1995, and during fiscal 1996, the Company expects franchisees to open approximately 10 restaurants. As of May 5, 1995, three franchised restaurants have closed during fiscal 1995. See "-- Franchise Program."

OTHER BUSINESS DEVELOPMENT

     The Company has recently been expanding its consumer product business principally through distribution of its deep-dish pizza in the fresh deli counters and frozen food sections of approximately 870 supermarkets in New England, New York, New Jersey, Pennsylvania and Ohio. Currently, Pizzeria Uno deep-dish pizza is the leading brand of fresh, refrigerated pizza sold in New England supermarkets. The Company also is currently supplying private-label thin-crust pizza to selected New England supermarket chains. In addition, in January 1993, the Company began supplying frozen deep-dish pizzas to American Airlines for service on its flights. Approximately 1.6 million pizzas were served aboard American Airlines flights during fiscal 1994. Finally, the Company is testing the sale of frozen pizzas at Pizzeria Uno kiosks currently located in 14 General Cinema movie theaters. To support the growth of the Company's consumer product business, a production facility in Brockton, Massachusetts began operation in January 1993. The Company expanded the facility later in fiscal 1993 and currently is further expanding the facility. See
"-- Properties."

     The Company is continuing to test other traditional and non-traditional distribution channels for its signature, deep-dish pizza product. The Company currently operates three limited-seating take-out units with the name "Uno...Pizza Takery." The units are located in strip centers, occupy approximately 2,000 square feet and offer limited seating for up to 40 customers.

     In December 1994, the Company purchased three Bay Street Grill restaurants located in Schaumburg, Illinois, Woodbridge, New Jersey and Philadelphia, Pennsylvania. The Bay Street Grill restaurants are full-service, casual dining restaurants, which specialize in seafood. The Company is currently evaluating the Bay Street Grill concept for potential expansion.

RESTAURANT MANAGEMENT

     The staff for a typical Pizzeria Uno restaurant consists of one general manager, two assistant managers and approximately 50 to 70 hourly employees, many of whom are part-time personnel. Managers of Company-owned restaurants are compensated with a salary plus a performance bonus based on restaurant sales and profits. The Company believes that turnover among the Company's restaurant managers is below the industry average.

     The Company conducts an initial ten-week training program for all managers and franchisees focusing on restaurant operations. There is continuing training of Company-owned restaurant managers through specialized training programs and regular meetings that emphasize the areas of leadership, quality of food preparation and service. The Company requires its food handling personnel and alcohol serving employees to participate in a training program to ensure the sanitary and responsible service of food and alcohol. The training program is conducted annually. The Company also holds quarterly regional meetings and an annual national meeting of franchisees and Company managers which focus on continuing training in marketing, new products, site selection and aspects of business management.

     Each Company-owned restaurant manager and franchisee is required to comply with an extensive operations manual which contains detailed standards and specifications for all elements of operations. The Company generally visits franchisees on a quarterly basis, but continuing training of franchised restaurant managers is the responsibility of the franchisees.

     The Company employs 12 regional operations directors. The Company also currently employs five field-service supervisors to monitor all franchised restaurants. Their duties include quarterly visits and detailed, annual inspections of quality, service and sanitation. As additional restaurants are opened, the Company intends to add qualified supervisors in order to maintain quality control.

PURCHASING

     The Company negotiates directly with suppliers for all primary food ingredients and beverage products to ensure adequate supplies and to obtain competitive prices. The Company seeks competitive bids from suppliers on many of its primary food ingredients on a periodic basis no less than annually for each supplier. The Company approves suppliers of these ingredients and products and requires its suppliers to adhere to product specifications established by the Company. Several key ingredients are proprietary. They are manufactured for the Company under private label and sold to authorized distributors for resale to Company-owned restaurants and franchisees. The Company and its franchisees purchase substantially all food and beverage products from authorized local or national distributors. In some cases, franchisees find it more economical to purchase most of these products from the same distributors servicing the Company-owned restaurants in order to take advantage of volume discounts. The Company does not derive any income from suppliers or distributors on sales to franchisees. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

ADVERTISING AND MARKETING

     For fiscal 1994, the Company spent 2.7% of restaurant and consumer product sales on advertising and marketing. The Company relies primarily on television, radio, direct mail and print advertising. Through an advertising cooperative fund, the Company prepares regional and local advertising materials and also produces menus and promotional programs for both franchised and Company-owned restaurants.

     Franchisees are required to contribute a fee of up to 1.0% of franchised restaurant sales to the advertising cooperative fund, and the Company contributes an equal percentage of Company-owned restaurant sales. Except for the materials prepared and distributed by the Company through the advertising cooperative fund, franchisees are responsible for the implementation of advertising and marketing for their respective restaurants, subject to adherence to Company-established guidelines. In addition, the Company's franchise agreement requires franchisees to spend at least 2% of franchised restaurant sales each year on local advertising and public relations.

FRANCHISE PROGRAM

     As of May 5, 1995, the Company had 60 franchised Pizzeria Uno restaurants operated by 34 franchisees located in 19 states, the District of Columbia, Puerto Rico and Canada. Historically, franchises were granted on a unit-by-unit basis, rather than by territory. The Company is currently pursuing territory development by entering into development agreements with franchisees for construction of one or more restaurants over a certain period of time and within a certain geographic area. The Company is in continual discussions with existing and prospective franchisees for the development of certain geographic areas and expects to grant additional franchises to qualified applicants with restaurant-related operating experience and requisite financial resources.

     New domestic franchisees are required to pay at the time the development agreement is signed a nonrefundable fee of $10,000 per restaurant committed to be developed. The Company's current franchise agreement also requires franchisees to pay a unit franchisee fee of $30,000 per restaurant before signing a franchise agreement for a specific location and a continuing monthly royalty based on a percentage of restaurant sales. Royalties and franchise fees for international franchises are negotiated on an individual basis. Royalties received by the Company averaged 4.4% of franchised restaurant sales for the 26 weeks ended April 2, 1995. At the beginning of fiscal 1992, the Company implemented a variable royalty plan that allows royalty rate reductions from contractual rates for those franchised restaurants meeting certain criteria. It is available only to those franchised restaurants that do not achieve minimum sales levels during their first five years of operation in relation to their overall capital investment, including capitalized lease obligations. The minimum royalty rate under the variable royalty plan is 3% and ranges up to 5%. Seven franchised restaurants currently qualify for some degree of royalty rate reduction under the variable royalty plan.

     The Company receives weekly and monthly sales reports from its franchisees and in addition, conducts test sales audits of all franchisees on an annual basis. Based upon these reports, the Company believes that the average annualized sales for its franchised restaurants in fiscal 1994 was approximately $1.4 million.

     The franchise agreements generally prohibit the Company from granting competing franchises or opening competing restaurants within three miles of a franchised restaurant. The franchise agreements have an initial term of 20 years with three successive ten-year renewal periods at the option of the franchisee, provided that the agreement has not previously been terminated by either party. Upon each renewal, the Company may require a franchisee to sign a revised franchise agreement and to make capital expenditures to renovate the restaurant, but may not increase the continuing monthly royalty or charge a renewal fee. The Company retains the right to terminate a franchise agreement for a variety of reasons, including significant and willful understatement of gross receipts, failure to pay fees, material misrepresentation on an application for a franchise, or material breach or default under the franchise agreement, including failure to maintain Company operating standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. The Company has the right to audit and receive certain monthly and annual financial and other information from franchisees.

     The Company's initial training program for franchisees is similar to its training program for management trainees and employees in Company-owned restaurants. See "-- Restaurant Management." In order to ensure uniform quality standards, the Company requires franchisees to comply with Company specifications as to space, design and decor, menu items, principal food ingredients and day-to-day operations, as set forth in the Company's operations manual. The Company's executives or field-service personnel generally visit each franchise location at least four times per year.

     The Company guarantees certain limited equipment and leasehold improvement financing to qualified franchisees through an agreement with an unaffiliated finance company. Under this agreement, the Company guarantees financing provided by the finance company to qualified franchisees in the maximum aggregate amount of $2.1 million for all franchisees combined. The Company has also guaranteed up to a maximum of $447,000 of future lease payments in the event of default by specific franchisees.

COMPETITION

     The restaurant business is highly competitive with respect to price, service and food quality, and is often affected by changes in consumer tastes, economic conditions and population and traffic patterns. There is also intense competition for real estate sites, personnel and qualified franchisees. The Company competes within each market with locally-owned restaurants as well as with national and regional restaurant chains, some of which operate more restaurants and have greater financial resources and longer operating histories than the Company.

EMPLOYEES

     The Company employs approximately 5,537 persons, 115 of whom are corporate personnel and 329 of whom are field service or restaurant managers or trainees. The remaining employees are restaurant personnel, many of whom are part-time. Of the 115 corporate employees, 60 are in management positions and 55 are general office employees.

     The Company considers its employee relations to be good. None of the Company's employees is covered by collective bargaining agreements except for employees of its restaurants in the urban Chicago area who are members of the Hotel Employees and Restaurant Employees International Union of the AFL-CIO, and who are subject to a collective bargaining agreement with the Company through November 30, 1996.

TRADEMARKS

     The Company regards its many trademarks and service marks as having significant value and as being an important factor in the marketing of its products. Its most significant marks include "Uno," "Pizzeria Uno" and "Pizzeria Due." The Company's registrations of its significant marks expire at various times from 1998 to 2005. However, the Company intends to renew its registration of such marks prior to expiration. The Company has applied for federal registration of the trademark "Pizzeria Uno . . . Chicago Bar & Grill." The Company's policy is to pursue registration of its marks whenever possible and to oppose strenuously any infringement of its marks.

GOVERNMENT REGULATION

     The Company is subject to various federal, state and local laws affecting its business. Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

     Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

     The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance.

     The Company is also subject to federal and a substantial number of state laws regulating the offer and sale of franchises. Such laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises. These laws often also apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise.

     The Company is subject to the rules and regulations of various federal, state and local health agencies, including the United States Food and Drug Administration (the "FDA") and the United States Department of Agriculture. The FDA specifies standards for nutrition content claims and health claims made in connection with food items offered in the Company's restaurants. The FDA also prescribes the format and content of nutrition information required to appear on labels of certain products, including the Company's line of fresh and frozen items sold through supermarkets.

PROPERTIES

     As of May 5, 1995, the Company leased 69 and owned 12 of the locations for its restaurants. The leases for Company-owned restaurants typically have initial terms of 20 years with certain renewal options and provide for a base rent plus real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. All of the Company's franchised restaurants are in space leased from parties unaffiliated with the Company, with the exception of one franchised restaurant which is subleased from the Company. Franchised restaurant leases typically have lease terms through the initial term of the franchise agreements. See "-- Restaurant Design and Site Selection" and "-- Restaurant Locations."

     The Company's executive offices are located in two adjacent buildings, consisting of approximately 25,000 square feet, in West Roxbury, Massachusetts. These buildings house the Company's executive, administrative and clerical offices, as well as certain training facilities. The Company believes that it has sufficient executive office space for the foreseeable future. See Note 4 of Notes to Consolidated Financial Statements.

     In January 1993, the Company purchased a 30,000 square foot production plant in Brockton, Massachusetts that produces fresh and frozen pizzas. See "-- Other Business Development."

                                   MANAGEMENT

     The directors and executive officers of the Company and their ages are as follows:

             NAME               AGE                         TITLE
             ----               ---                         -----
Aaron D. Spencer..............  64      Chairman, Chief Executive Officer and Director
Craig S. Miller...............  45      President, Chief Operating Officer and Director
Robert M. Brown...............  47      Senior Vice President -- Finance, Chief Financial
                                        Officer, Treasurer and Director
Alan M. Fox...................  48      Senior Vice President -- Purchasing, President Uno
                                        Foods Inc.
William A. Gallucci...........  63      Senior Vice President -- Franchising
Thomas W. Gathers.............  39      Senior Vice President -- Human Resources and Training
Eugene I. Lee.................  34      Senior Vice President -- Operations
Damon M. Liever...............  40      Senior Vice President -- Marketing
S. James Coppersmith..........  62      Director
John T. Gerlach...............  62      Director
E. Robert Kinney..............  78      Director
Stephen J. Sweeney............  66      Director

     The following is certain additional information concerning each director and executive officer of the Company. When used below, positions held with the Company include positions held with the Company's predecessors and subsidiaries.

     Mr. Spencer, the founder and Chief Executive Officer of the Company, has been Chairman since 1986 and previously served as the Company's President until 1986. Mr. Spencer has 29 years of experience in the restaurant industry and was the founder and owner of the predecessor of the Company which operated a chain of 24 Kentucky Fried Chicken franchised restaurants at the time the restaurants were sold.

     Mr. Miller has been President and Chief Operating Officer since 1986. From 1984 to 1986, he served as a Vice President and then Executive Vice President of the Company. Prior to joining the Company, Mr. Miller spent eleven years with the General Mills Inc. restaurant subsidiary, including four years in various executive capacities with Casa Gallardo Mexican restaurants and six years with the Red Lobster restaurant chain. Mr. Miller has a total of 27 years of experience in the restaurant industry.

     Mr. Brown has been Senior Vice President-Finance since 1988 and has served as Chief Financial Officer and Treasurer since 1987. From 1987 to 1988, he served as Vice President-Finance of the Company. From 1984 to 1987, Mr. Brown served as vice president, treasurer and chief financial officer of the waste management subsidiary of Genstar Corporation, and was employed by SCA Services, Inc. from 1980 to 1984, most recently as assistant controller. Mr. Brown is a certified public accountant and has worked in accounting and finance since 1969.

     Mr. Fox has been Senior Vice President-Purchasing since October 1990. Also, since 1990, Mr. Fox has been President of Uno Foods Inc., the Company's subsidiary responsible for retail pizza distribution. Mr. Fox served as Senior Vice President-Purchasing and Development from 1989 to October 1990, and served as Vice President of Purchasing from 1988 to 1989. Prior to joining the Company, from 1971 to 1988, Mr. Fox served as vice president-purchasing at Worcester Quality Foods, Inc. a wholesale food service distributor. Mr. Fox has a total of 23 years of experience in the restaurant and food service industries.

     Mr. Gallucci has been Senior Vice President-Franchising since 1994. From 1988 to 1994 he served as Senior Vice President-Operations and from 1985 to 1988, he served as Vice President-Operations of the Company. Prior to joining the Company, Mr. Gallucci served for twelve years with Magic Pan International, Inc. as a division operations vice president, and prior to that he was employed by Stouffer Corporation for 16 years. Mr. Gallucci has a total of 37 years of experience in the restaurant industry.

     Mr. Gathers has been Senior Vice President-Human Resources and Training since November 1992. Mr. Gathers served as Vice President-Human Resources and Training since August 1990. Prior to joining the Company, Mr. Gathers served in several senior training and development functions with the General Mills Inc. restaurant subsidiary from 1981 to 1990. Mr. Gathers has a total of 18 years of experience in the restaurant industry.

     Mr. Lee has been Senior Vice President-Operations since October 1994. From 1992 to 1994, he served as Vice President-Operations of the Company. From 1988, when he joined the Company, to 1992, Mr. Lee held several operations management positions. Prior to joining the Company, Mr. Lee served for 10 years with the York Steak House division of General Mills Inc. as an area supervisor. Mr. Lee has a total of 16 years of experience in the restaurant industry.

     Mr. Liever has been Senior Vice President-Marketing since January 1994. From 1993 to 1994, he served as Vice President-Marketing of the Company. Prior to joining the Company, Mr. Liever served as vice president-marketing for the Black-Eyed Pea restaurant division of Unigate PLC from 1991 to 1993. From 1981 to 1991 Mr. Liever held several senior marketing positions with PepsiCo subsidiaries, including Frito-Lay and Taco Bell.

     Mr. Coppersmith was President and General Manager of WCVB-TV, a division of The Hearst Corporation, in Boston from September 1990 until his retirement in June 1994. From 1982 to September 1990, Mr. Coppersmith was Vice President and General Manager of WCVB-TV. From 1981 to 1982, he served as president of the Television Division of Hubbard Broadcasting Inc., as general manager of its Tampa/St. Petersburg station, WTOG-TV, and as president of F&F Productions, a subsidiary of Hubbard Broadcasting Inc. From 1977 to 1981, Mr. Coppersmith was vice president and general manager of WNEW-TV, Metromedia in New York. Mr. Coppersmith has worked in the television broadcasting field since 1965. He is presently a director of Waban Inc. and trustee of a number of investment companies for which Sun America Asset Management Corp. is the investment adviser. He is also Chairman of the Board of Trustees of Emerson College and a member of the Board of Governors of the Boston Stock Exchange Incorporated.

     Mr. Gerlach has been the Director of the Graduate Business Program of Sacred Heart University since July 1992. He has also been the Director of the Center for Policy Issues of Sacred Heart University since January 1990. From 1988 to January 1990, he was an Adjunct Professor of Finance in the Graduate School of Business at Drexel University. From 1986 to 1988, he was associate director of Bear, Stearns & Co. From 1985 to 1986, he was a consultant for The Horn & Hardart Co., and from 1982 to 1985, he was the president and chief operating officer of The Horn & Hardart Co. Prior to that time, he was a vice president of General Mills Inc. He is presently a director of American Woodmark Corp., and Security American Financial Enterprises, Inc.

     Mr. Kinney is currently a Director and was President, Director and Chief Executive Officer of all the funds in the IDS Mutual Fund Group, a division of American Express, from 1982 to 1987. Prior to that time, he was chairman and chief executive officer of General Mills Inc. Mr. Kinney is also a director of IDEXX Laboratories, Inc. and UNUM Life Limited.

     Mr. Sweeney was Chairman of the Board of Boston Edison Company from 1986 to 1992. He was chief executive officer of Boston Edison Company from 1984 to 1990, and president of Boston Edison Company from 1983 to 1987. Mr. Sweeney is a director of Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company, Liberty Financial Services, the Boston Stock Exchange Incorporated and Microscript, Inc.

     The Company's Restated Certificate of Incorporation and Bylaws provide for a Board of Directors consisting of seven directors who are elected at the annual meeting of shareholders and are divided into three classes with each class being elected for a staggered three-year term. Any director may be removed from office for cause by the affirmative vote of the holders of at least 60% of the outstanding shares of the Company's Common Stock entitled to vote in the election of directors. Directors may also be removed from office upon the vote of a majority of Continuing Directors (as defined in the Restated Certificate of Incorporation).

     For a description of provisions of the Company's Restated Certificate of Incorporation that provide for elimination of directors' liability under certain circumstances and of the provisions of indemnity agreements between the Company and each of the Directors, see "Description of Capital Stock and Other
Matters -- Limitation of Directors' and Officers' Liability; Indemnification Agreements."

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of April 2, 1995, concerning the beneficial ownership of Common Stock by each director, certain executive officers, all executive officers and directors as a group, and each person known by the Company to be the beneficial owner of 5% or more of the Company's Common Stock. This information is based upon information received from or on behalf of the named individuals.

                                                                               PERCENTAGE OF
                                                           SHARES OF         OUTSTANDING SHARES
                                                          COMMON STOCK     ----------------------
                                                          BENEFICIALLY      BEFORE       AFTER
          NAME                                              OWNED(1)       OFFERING    OFFERING(2)
          ----                                             ------------     --------   -----------
Robert M. Brown(3)(4)(5)(6).............................       37,131           *            *
S. James Coppersmith(3).................................       19,592           *            *
Alan M. Fox(3)(5)(6)....................................       48,845           *            *
William A. Gallucci(3)(5)(6)............................       34,630           *            *
John T. Gerlach(3)......................................       14,542           *            *
E. Robert Kinney(3)(7)..................................       34,806           *            *
Craig S. Miller(3)(5)(6)(8).............................      249,567         2.2%         1.9%
Aaron D. Spencer(3)(5)(9)...............................    5,563,064        48.5%        41.3%
Stephen J. Sweeney(3)...................................       13,753           *            *
FMR Corp.(10)...........................................      835,375         7.3%         6.2%
Gardner Lewis Asset Management(11)......................      595,250         5.2%         4.5%
Executive Officers and Directors
  as a Group (12 Persons)(12)...........................    6,048,340        51.6%        44.1%

- ---------------
   * Represents less than 1%

 (1) Unless otherwise noted, the beneficial owners listed have sole voting and investment power over the shares listed.

 (2) Assumes the Underwriter does not exercise its over-allotment option.

 (3) Includes the following shares subject to options exercisable within 60 days after April 2, 1995: Mr. Brown -- 29,689; Mr. Coppersmith -- 12,114; Mr. Fox -- 30,821; Mr. Gallucci -- 28,642; Mr. Gerlach -- 6,410; Mr.
     Kinney -- 2,346; Mr. Miller -- 116,250; Mr. Spencer -- 85,000; Mr.
     Sweeney -- 9,378.

 (4) Includes 1,625 shares held by Mr. Brown's spouse.

 (5) Includes the following shares held in participant accounts under the employee stock ownership provision of the Employee Stock Ownership Plan:
     Mr. Brown -- 746; Mr. Fox -- 453; Mr. Gallucci -- 372; Mr. Miller -- 1,408; Mr. Spencer -- 795.

 (6) Includes the following shares held in participant accounts under the 401(k) savings provision of the Employee Stock Ownership Plan: Mr. Brown -- 71; Mr. Fox -- 71; Mr. Gallucci -- 71; and Mr. Miller -- 112.

 (7) Includes 156 shares held by Mr. Kinney's spouse and 4,125 shares held by a trust created by Mr. Kinney.

 (8) Includes 9,375 shares held by a trust created by Mr. Miller.

 (9) Includes 4,192,707 shares held by Uno Associates, a partnership owned 80% by Mr. Spencer and 10% each by his two adult children, Lisa S. Cohen and Mark Spencer. Also includes 176,562 shares held by a charitable foundation of which Mr. Spencer is a trustee. The mailing address of Uno Associates and Mr. Spencer is 100 Charles Park Road, West Roxbury, Massachusetts 02132.

(10) Based on a Schedule 13G filed in February 1995. FMR Corp. ("FMR") is a parent holding company of Fidelity Management & Research Company ("Fidelity"), which acts as an investment advisor to several investment companies. Fidelity is the beneficial owner of 755,000 shares of Common Stock. Edward C. Johnson 3d ("Johnson"), Chairman of FMR, and FMR Corp. through control of Fidelity, each has sole power to dispose of 755,000 shares of Common Stock, but neither Johnson nor FMR have sole power to vote or direct the voting of the shares of Common Stock owned by Fidelity's funds (the "Funds"), which power resides with the Funds' boards of trustees. Fidelity Management Trust Company ("Fidelity Trust"), also a wholly-owned subsidiary of FMR, is the beneficial owner of 80,375 shares of Common Stock as a result of its serving as investment manager of institutional accounts. Johnson and FMR, through control of Fidelity Trust, have sole voting and dispositive power over such 80,375 shares. The address of FMR, Fidelity and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109.

(11) Based on a Schedule 13G filed in February 1995, Gardner Lewis Asset Management ("Gardner") has the sole investment power over the 595,250 shares of Common Stock. It has sole voting power with respect to 525,250 shares and shared voting power with respect to 5,250 shares. The address of Gardner is 285 Wilmington-West Chester Pike, Chadds Ford, Pennsylvania 19317.

(12) Includes all shares beneficially owned and options exercisable within 60 days after April 2, 1995 by the executive officers and directors named and as described above, 9,375 shares beneficially owned and 22,188 shares subject to options exercisable within 60 days after April 2, 1995, held by three executive officers not specifically named above, and an aggregate of 124 shares held in participant accounts under the 401(k) savings and employee stock ownership provisions of the Employee Stock Ownership Plan for three executive officers not specifically named above.

                 DESCRIPTION OF CAPITAL STOCK AND OTHER MATTERS

     The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $1.00 par value per share, and 25,000,000 shares of Common Stock, $.01 par value per share. Only Common Stock is issued and outstanding.

     The following descriptions of the capital stock, certain additional charter provisions relating to changes in control and directors' liability, Change in Control Protection Agreements and certain Indemnification Agreements are qualified in all respects by reference to the Restated Certificate of Incorporation and By-Laws of the Company and the form of Change in Control Protection Agreements and Indemnification Agreements, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

PREFERRED STOCK

     No shares of the Preferred Stock have been issued, and the Company has no present plans to issue any such shares. The Board of Directors has the authority, without action by the shareholders, to create one or more series of Preferred Stock and determine the number of shares, designation, price, redemption terms, conversion and voting rights with respect to any such series. The issuance of any such series of Preferred Stock could be used to render more difficult an unfriendly tender offer, proxy contest, merger or other change in control of the Company.

COMMON STOCK

     The Common Stock offered hereby, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid and non-assessable. Subject to the prior rights of any series of Preferred Stock which may, from time to time, be outstanding, the holders of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may determine. See "Dividend Policy."

     The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of the holders of the Preferred Stock, if any.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Company's shares of Common Stock is Mellon Securities Transfer Services, East Hartford, Connecticut.

ADDITIONAL CHARTER PROVISIONS

     In addition to the Preferred Stock, the Company's Restated Certificate of Incorporation includes several additional provisions which may render more difficult an unfriendly tender offer, proxy contest, merger or change in control of the Company.

     Fair Price Provision. The so-called "Fair Price Provision," is intended to protect shareholders who do not tender their shares in a takeover bid by guaranteeing them a minimum price for their shares in any subsequent attempt to purchase such remaining shares at a price lower than the acquiror's original acquisition price. The Fair Price Provision requires the affirmative vote of the holders of 60% of the Company's outstanding Common Stock for certain business combinations with a Related Person unless specified price criteria and procedural requirements are met or the business combination is approved by a majority of the Continuing Directors. A Related Person is any person who was not a stockholder of the Company as of March 30, 1987 and who acquires more than 5% of the Company's Common Stock after March 30, 1987.

     Anti-Greenmail Provision. The Company's Restated Certificate of Incorporation also contains a so-called "Anti-Greenmail Provision." The provision is intended to discourage speculators who accumulate beneficial ownership of a significant block of stock and then seek to have the corporation repurchase the shares at a premium price. This tactic has become known as greenmail. The Anti-

Greenmail Provision precludes the Company from purchasing any shares of Common Stock from a Related Person who has beneficially owned such shares for less than two years prior to the date of such purchase, at a per share price in excess of the highest closing sale price of the Common Stock during the 30-day period immediately preceding the date of such purchase, unless the purchase is approved by a majority of the holders of the outstanding shares of Common Stock, excluding any votes cast by the Related Person. Shareholder approval is not required for such purchases when the offer is made available on the same terms to all holders of shares of Common Stock, when the purchases are effected pursuant to an open-market purchase program conducted in accordance with Rule 10b-18 promulgated under the Exchange Act, or when the purchases are approved by a majority of Continuing Directors.

     Other. Another provision included in the Company's Restated Certificate of Incorporation requires the Board of Directors to consider social, economic and other factors in evaluating whether certain types of corporate transactions proposed by another party are in the best interests of the Company and its shareholders.

     In addition, the Company's Restated Certificate of Incorporation provides for a classified Board of Directors. See "Management" above. The Company's Bylaws may be amended or repealed by a majority of Continuing Directors or by the affirmative vote of the holders of 60% of the outstanding Common Stock; provided however, any such amendment or repeal which is approved by a majority of the Continuing Directors and thereafter submitted to the shareholders for ratification, may be so ratified by the affirmative vote of the holders of a majority of the outstanding Common Stock.

     As a result of the foregoing provisions in the Company's Restated Certificate of Incorporation and Bylaws requiring the approval of the holders of 60% of the Company's Common Stock, certain transactions which may be beneficial to shareholders could be rendered more difficult to approve. Since Aaron Spencer will be the beneficial owner of approximately 41.3% of the outstanding Common Stock immediately after the sale of shares offered hereby, Mr. Spencer will have the ability to prevent the consummation of any such transactions requiring shareholder approval. In addition, Mr. Spencer will have the practical ability to elect all of the members of the Board of Directors. See "Principal Shareholders."

CHANGE IN CONTROL PROTECTION AGREEMENTS

     The Company has entered into Change in Control Protection Agreements with each of its officers that provide for the continued employment of such officers for periods ranging from between 12 and 24 months upon a change in control of the Company or the occurrence of certain specified events. The agreements provide for severance payments that are, in general, the equivalent of salary and benefits for the balance of the employment period if such officers are terminated, other than for cause, or resign under specified circumstances, within up to two years of such occurrence.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY; INDEMNIFICATION AGREEMENTS

     The Company's Restated Certificate of Incorporation and Bylaws include provisions (i) to eliminate the personal liability of the Company's directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with any future directors. The Company may also enter into similar agreements with certain of the Company's officers who are not also directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors.

     The Company does not have directors' and officers' liability insurance. However, in the future, the Company may determine that it is appropriate to secure such insurance.

                                  UNDERWRITING

     Montgomery Securities (the "Underwriter") has agreed, subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company 2,000,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter is committed to purchase all of such shares if any are purchased.

     The Underwriter has advised the Company that the Underwriter proposes initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriter may allow to
selected dealers a concession of not more than $          per share, and the
Underwriter may allow, and such dealers may reallow, a concession of not more
than $          per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the Underwriter. The Common Stock is offered subject to receipt and acceptance by the Underwriter and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriter, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the 2,000,000 shares to be purchased by the Underwriter. The Underwriter may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriter may be required to make in respect thereof.

     All of the Company's executive officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of the Underwriter, directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock. In addition, the Company has agreed that for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of the Underwriter, directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except
(i) for the shares of Common Stock offered by the Company hereby or (ii) for shares of Common Stock issued pursuant to exercise of outstanding options disclosed in this Prospectus or (iii) for options or shares granted after the date of this Prospectus under the Company's 1987 Stock Option Plan, 1989 Non-Qualified Stock Option Plan for Non-Employee Directors, 1993 Non-Qualified Stock Option Plan for Non-Employee Directors or Employee Stock Ownership Plan.

                                 LEGAL MATTERS

     The validity of the securities offered by the Company hereby has been passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriter by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of the Company at October 2, 1994 and October 3, 1993, and for each of the three years in the period ended October 2, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing herein and in the Registration Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                           UNO RESTAURANT CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Auditors........................................................    F-2
Consolidated Balance Sheets -- October 2, 1994 and October 3, 1993 and unaudited at
  April 2, 1995.......................................................................    F-3
Statements of Consolidated Income -- Years ended October 2, 1994, October 3, 1993 and
  September 27, 1992, and unaudited for the twenty-six weeks ended April 2, 1995 and
  April 3, 1994.......................................................................    F-4
Statements of Consolidated Shareholders' Equity -- Years ended October 2, 1994,
  October 3, 1993, September 27, 1992, and unaudited for the twenty-six weeks ended
  April 2, 1995 and April 3, 1994.....................................................    F-5
Statements of Consolidated Cash Flows -- Years ended October 2, 1994, October 3, 1993 and September 27, 1992 and unaudited for the twenty-six weeks ended April 2, 1995
  and April 3, 1994...................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Uno Restaurant Corporation

     We have audited the accompanying consolidated balance sheets of Uno Restaurant Corporation and subsidiaries as of October 2, 1994 and October 3, 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 2, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uno Restaurant Corporation and subsidiaries at October 2, 1994 and October 3, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 2, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Boston, Massachusetts
November 1, 1994, except for
  Note 13, as to which the date is
  February 8, 1995

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                           OCTOBER 3     OCTOBER 2       APRIL 2
                                                             1993          1994           1995
                                                           ---------     ---------     -----------
                                                                                       (UNAUDITED)
                                                                       (IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
ASSETS

Current assets:
  Cash and cash equivalents..............................   $   998       $   961       $     214
  Royalties receivable...................................       476           553             597
  Consumer product receivable............................       496           473             682
  Inventory..............................................     1,315         1,744           1,936
  Deferred pre-opening costs.............................       483           568           1,180
  Deferred income taxes..................................       807           139             238
  Prepaid expenses and other current assets..............     1,722         1,600           3,184
                                                            -------       -------       ---------
Total current assets.....................................     6,297         6,038           8,031
Property, equipment and leasehold improvements, net......    65,509        80,057         100,051
Deferred income taxes....................................     1,182         1,303           1,435
Other assets:
  Deposit (Note 2).......................................        --         3,000              --
  Liquor licenses and other assets.......................     1,179         1,336           3,184
  Royalty fee, net.......................................       568           487             446
                                                            -------       -------       ---------
                                                              1,747         4,823           3,630
                                                            -------       -------       ---------
                                                            $74,735       $92,221       $ 113,147
                                                            =======       =======       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable.......................................   $ 4,600       $ 5,006       $   6,619
  Accrued expenses.......................................     4,167         4,064           4,620
  Accrued compensation and taxes.........................     1,541         2,357           2,319
  Income taxes payable...................................       883           654             138
  Current portions of long-term debt and capital lease
     obligations.........................................     3,333         3,400           3,402
                                                            -------       -------       ---------
Total current liabilities................................    14,524        15,481          17,098
Long-term debt, net of current portion...................     8,167        17,303          33,358
Capital lease obligations, net of current portion........       472           820             778
Deferred rent............................................     2,197         2,659           2,952
Shareholders' equity:
  Preferred Stock, $1.00 par value, 1,000,000 shares
     authorized, no shares issued or outstanding.........        --            --              --
  Common Stock, $.01 par value, 12,000,000 shares in 1993
     and 1994 and 25,000,000 shares in 1995 authorized,
     8,976,418 shares in 1993, 9,072,499 shares in 1994
     and 11,374,699 shares in 1995 issued and
     outstanding.........................................        90            91             114
  Additional paid-in capital.............................    29,787        30,613          30,830
  Retained earnings......................................    19,498        25,254          28,017
                                                            -------       -------       ---------
Total shareholders' equity...............................    49,375        55,958          58,961
                                                            -------       -------       ---------
                                                            $74,735       $92,221       $ 113,147
                                                            =======       =======       =========

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

                                                                                 TWENTY-SIX WEEKS
                                               FISCAL YEAR ENDED                       ENDED
                                   -----------------------------------------     -----------------
                                   SEPTEMBER 27     OCTOBER 3       OCTOBER 2     APRIL 3   APRIL 2
                                       1992            1993           1994         1994      1995
                                   ------------     ----------      ---------     -------   -------
                                                    (53 WEEKS)                      (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Restaurant sales...............    $ 77,500        $ 98,234      $ 112,674     $49,980   $66,767
  Consumer product sales.........       3,106           7,073          7,418       3,896     4,353
  Franchise income...............       3,507           3,638          3,973       1,936     2,007
                                     --------        --------      ---------     -------   -------
                                       84,113         108,945        124,065      55,812    73,127
Costs and expenses:
  Cost of food and beverages.....      19,224          26,024         30,177      13,731    18,432
  Labor and benefits.............      24,912          32,990         36,935      16,813    22,089
  Occupancy costs................      14,492          17,295         18,979       8,680    10,584
  Other operating costs..........       9,638           9,166         10,751       5,049     6,189
  General and administrative.....       7,022           8,233          9,277       4,390     5,621
  Depreciation and
     amortization................       5,773           7,152          7,655       3,609     4,871
                                     --------        --------      ---------     -------   -------
                                       81,061         100,860        113,774      52,272    67,786
                                     --------        --------      ---------     -------   -------
Operating income.................       3,052           8,085         10,291       3,540     5,341
Other income (expense):
  Interest expense...............        (783)         (1,077)        (1,147)       (546)     (937)
  Other income (expense).........         633              (8)           302         269       (17)
                                     --------        --------      ---------     -------   -------
                                         (150)         (1,085)          (845)       (277)     (954)
                                     --------        --------      ---------     -------   -------
Income before income taxes.......       2,902           7,000          9,446       3,263     4,387
Provision for income taxes.......       1,140           2,837          3,690       1,322     1,624
                                     --------        --------      ---------     -------   -------
Net income.......................    $  1,762        $  4,163      $   5,756     $ 1,941   $ 2,763
                                     ========        ========      =========     =======   =======
Earnings per common share........    $    .16        $    .37      $     .51     $   .17   $   .24
                                     ========        ========      =========     =======   =======
Weighted average number of common
  shares.........................      11,313          11,291         11,360      11,377    11,684

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                               COMMON STOCK     ADDITIONAL
                                              ---------------    PAID-IN     RETAINED    TREASURY
                                              SHARES   AMOUNT    CAPITAL     EARNINGS     STOCK      TOTAL
                                              ------   ------   ----------   ---------   --------   -------
                                                                     (IN THOUSANDS)
Balance at September 30, 1991...............   8,939    $ 89     $ 29,548     $13,573      $(79)    $43,131
  Net income................................      --      --           --       1,762        --       1,762
  Exercise of stock options.................      25       1          129          --        --         130
  Tax benefit from exercise of non-qualified
    stock options...........................      --      --           67          --        --          67
                                              ------    ----     --------     -------      ----     -------
Balance at September 27, 1992...............   8,964      90       29,744      15,335       (79)     45,090
  Net income................................      --      --           --       4,163        --       4,163
  Exercise of stock options.................      12      --           20          --        79          99
  Tax benefit from exercise of non-qualified
    stock options...........................      --      --           23          --        --          23
                                              ------    ----     --------     -------      ----     -------
Balance at October 3, 1993..................   8,976      90       29,787      19,498        --      49,375
  Net income................................      --      --           --       5,756        --       5,756
  Exercise of stock options.................      96       1          712          --        --         713
  Tax benefit from exercise of non-qualified
    stock options...........................      --      --          114          --        --         114
                                              ------    ----     --------     -------      ----     -------
Balance at October 2, 1994..................   9,072      91       30,613      25,254        --      55,958
  Net income for twenty-six weeks...........      --      --           --       2,763        --       2,763
  5-for-4 stock split.......................   2,275      23          (23)         --        --
  Exercise of stock options.................      28      --          174          --        --         174
  Tax benefit from exercise of non-qualified
    stock options...........................      --      --           66          --        --          66
                                              ------    ----     --------     -------      ----     -------
Balance at April 2, 1995 (Unaudited)........  11,375    $114     $ 30,830     $28,017      $ --     $58,961
                                              ======    ====     ========     =======      ====     =======

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                TWENTY-SIX WEEKS
                                              FISCAL YEAR ENDED                       ENDED
                                    --------------------------------------     -------------------
                                    SEPTEMBER 27    OCTOBER 3    OCTOBER 2     APRIL 3    APRIL 2
                                        1992          1993         1994          1994       1995
                                    ------------   -----------   ---------     --------   --------
                                                    (53 WEEKS)                    (UNAUDITED)
                                                            (IN THOUSANDS)
OPERATING ACTIVITIES
Net income........................    $  1,762      $   4,163    $   5,756     $  1,941   $  2,763
Adjustments to reconcile net
  income to net cash provided by
  operating activities:
  Depreciation and amortization...       5,874          7,235        7,765        3,658      4,921
  Deferred income taxes...........      (1,968)          (424)         547           10       (231)
  Provision for deferred rent.....       1,050            735          462          379        293
  Gain on disposal of equipment...         (47)           (82)        (321)        (332)        (9)
  Loss on closure of
     restaurants..................       2,500             --           --           --         --
  Changes in operating assets and
     liabilities, net of effects
     of purchase of business:
       Royalties receivable.......         139            (55)         (77)         (86)       (44)
       Consumer product
          receivable..............         116           (330)          23          117       (209)
       Inventory..................        (283)          (127)        (429)         (36)      (192)
       Prepaid expenses and other
          assets..................      (1,224)        (1,299)        (983)        (998)    (2,977)
       Accounts payable and
          accrued expenses........       1,041            794        1,948          572      2,131
       Income taxes payable.......          68            377         (229)        (638)      (516)
                                      --------      ---------    ---------     --------   --------
          Net cash provided by
            operating
            activities............       9,028         10,987       14,462        4,587      5,930
                                      --------      ---------    ---------     --------   --------
INVESTING ACTIVITIES
Additions to property, equipment
  and leasehold improvements......     (18,731)       (12,460)     (22,170)      (9,477)   (22,625)
Proceeds from sale of fixed
  assets..........................         303            483        2,529        2,517          9
Increase in deposit...............          --             --       (3,000)      (1,800)        --
Purchase of business, net of cash
  acquired and deposit............      (2,744)           108       (1,800)          --       (316)
Sale of marketable securities.....      11,829             --           --           --         --
Net advances to unconsolidated
  subsidiary......................        (547)            --           --           --         --
                                      --------      ---------    ---------     --------   --------
          Net cash used in
            investing
            activities............      (9,890)       (11,869)     (24,441)      (8,760)   (22,932)
                                      --------      ---------    ---------     --------   --------
FINANCING ACTIVITIES
Proceeds from long-term debt......      11,595         31,735       39,895       15,135     31,075
Principal payments on long-term
  debt and capital lease
  obligations.....................     (11,417)       (30,417)     (30,780)     (11,556)   (15,060)
Exercise of stock options.........         197            122          827           48        240
                                      --------      ---------    ---------     --------   --------
          Net cash provided by
            financing
            activities............         375          1,440        9,942        3,627     16,255
                                      --------      ---------    ---------     --------   --------
Increase (decrease) in cash and
  cash equivalents................        (487)           558          (37)        (546)      (747)
Cash and cash equivalents at
  beginning of year...............         927            440          998          998        961
                                      --------      ---------    ---------     --------   --------
Cash and cash equivalents at end
  of period.......................    $    440      $     998    $     961     $    452   $    214
                                      ========      =========    =========     ========   ========

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Uno Restaurant Corporation and its wholly-owned subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. Company-owned restaurants are located predominantly in the Northeast and Mid-Atlantic states, and franchised restaurants are located throughout the United States.

  Fiscal Year

     The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year. The fiscal year ended October 3, 1993 included 53 weeks of operations.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Inventory

     Inventory, which consists of food, beverages and store supplies, is stated at the lower of cost (first-in, first-out method) or market.

  Property, Equipment and Leasehold Improvements

     Property, equipment and leasehold improvements are recorded at cost. The Company provides for depreciation of buildings and equipment over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease using the straight-line method.

  Revenue Recognition -- Franchise Fees

     The Company defers franchise fees until the franchisee opens the restaurant and all services have been substantially performed; at that time, the entire amount of the fee is recorded as income. Royalty income is recorded as earned based on rates provided by the respective franchise agreements. Expenses related to franchise activities amounted to approximately $1,506,000, $1,210,000 and $1,427,000, $732,000 and $737,000 in fiscal years 1992, 1993 and 1994 and the twenty-six week period ended April 3, 1994 and April 2, 1995, respectively.

     A summary of full-service franchise unit activity is as follows:

                                                                                      TWENTY-SIX WEEKS
                                                        FISCAL YEAR ENDED                   ENDED
                                               ------------------------------------   -----------------
                                               SEPTEMBER 27   OCTOBER 3   OCTOBER 2   APRIL 3   APRIL 2
                                                   1992         1993        1994       1994      1995
                                               ------------   ---------   ---------   -------   -------
Units operating at beginning of year.........       55            59          58         58        59
Units opened.................................        8             3           5          5         2
Units closed.................................       (4)           (2)         (1)        (1)       (3)
Units purchased by the Company...............       --            (2)         (3)        (3)       --
                                                   ---           ---         ---        ---       ---
Units operating at end of period.............       59            58          59         59        58
                                                   ===           ===         ===        ===       ===

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  Pre-opening Costs

     Costs relating to the opening of new restaurants are deferred until the restaurants open and are amortized over 12 months from that point using the straight-line method.

  Income Taxes

     In fiscal year 1994 and the twenty-six week periods ended April 2, 1995 and April 3, 1994, deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits and obligations will be realized in future years. In fiscal years 1993 and 1992, the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial statement purposes (See Note 10).

  Earnings Per Share

     Earnings per share amounts are calculated based upon the weighted average number of shares outstanding, giving effect to the dilutive effect of stock options. Average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased numbers of shares giving retroactive effect to the five-for-four stock split discussed in Note 13.

  Reclassifications

     Certain amounts in the accompanying 1993 and 1992 financial statements have been reclassified to permit comparison with 1994.

  Unaudited Interim Consolidated Financial Statements

     The consolidated balance sheet as of April 2, 1995 and the statements of consolidated income, shareholders' equity and cash flows for the twenty-six week periods ended April 3, 1994 and April 2, 1995 are unaudited and in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's consolidated financial position, consolidated results of operations and cash flows.

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS

     Effective August 1, 1992, the Company purchased all of the outstanding shares of the original Pizzeria Uno, Pizzeria Due and Su Casa restaurants and properties in Chicago. The agreement also includes the rights to future development in the Illinois market. Effective December 10, 1993, the Company acquired the leasehold improvements and equipment of three franchised restaurants in Connecticut.

     These acquisitions have been accounted for under the purchase method of accounting. The results of operations of the acquired companies prior to the dates of acquisition would not have a material impact on the consolidated results of operations in fiscal years 1994, 1993 and 1992.

     In September 1994, the Company entered into an agreement with Bay Street Restaurants, Inc. to purchase the net assets of three restaurants located in Illinois, New Jersey and Pennsylvania. The arrangement was subject to the satisfaction of certain governmental licensing requirements, and accordingly, the aggregate purchase price has been recorded as a refundable deposit as of October 2, 1994. The transaction was consummated in December 1994.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS -- (CONTINUED)
     On November 8, 1993, the Company sold to a franchisee for $2,500,000 a Pizzeria Uno restaurant in Lake Buena Vista, Florida and recorded a gain of $312,000, which has been included in other income. The Company acquired full ownership of its previous joint venture during fiscal year 1993 by paying cash of $45,000 and assuming liabilities in the amount of $2,500,000.

3.  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following:

                                                       OCTOBER 3     OCTOBER 2     APRIL 2
                                                         1993          1994          1995
                                                       ---------     ---------     --------
                                                                  (IN THOUSANDS)
    Land.............................................   $ 5,030       $  7,601     $  9,166
    Buildings........................................     6,954          9,729       11,502
    Equipment........................................    24,410         31,797       37,789
    Leasehold improvements...........................    50,019         55,657       66,868
    Construction in progress.........................       690          2,870        6,518
                                                        -------       --------     --------
                                                         87,103        107,654      131,843
    Less allowances for depreciation and
      amortization...................................    21,594         27,597       31,792
                                                        -------       --------     --------
                                                        $65,509       $ 80,057     $100,051
                                                        =======       ========     ========

4.  RELATED-PARTY TRANSACTIONS

     The Company leases three buildings from its principal shareholder for a restaurant and for corporate office space. Rent expense in the amounts of $436,000, $446,000, $442,000, $221,000 and $218,000 was charged to operations in fiscal years 1992, 1993 and 1994 and the twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively. The Company believes that the terms of these leases approximate fair rental value.

     The Company's President and his brother own and operate three franchised restaurants. Additionally, the Chairman of the Company owns a 50% interest in a franchised limited service pizza restaurant, and one of the directors of the Company has a partnership interest in a franchised restaurant. These franchisees pay royalties to the Company under standard franchise agreements, with the exception of the pizza bakery, which is being operated as a test concept, and as a result, is not currently being charged royalties. Royalties waived for the pizza bakery were $3,000, $14,000, $7,000 and $7,000 in fiscal years 1993, 1994 and the twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively.

5.  LEASES

     The Company conducts the majority of its operations in leased facilities, which are accounted for as capital or operating leases. The leases typically provide for a base rent plus real estate taxes, insurance and other expenses, plus additional contingent rent based upon revenues of the restaurant. Contingent rent amounted to $916,000, $842,000, $981,000, $332,000 and $391,000
in fiscal years 1992, 1993 and 1994 and the twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

5.  LEASES -- (CONTINUED)

     At October 2, 1994, the minimum rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:
                                                                     OPERATING     CAPITAL
    FISCAL YEAR                                                       LEASES       LEASES
    -----------                                                      ---------     -------
                                                                        (IN THOUSANDS)
    1995...........................................................  $   7,485     $   130
    1996...........................................................      7,569         130
    1997...........................................................      7,769         130
    1998...........................................................      7,671         130
    1999...........................................................      7,479         130
    Thereafter.....................................................     73,801       1,385
                                                                     ---------     -------
                                                                     $ 111,774       2,035
                                                                     =========
    Less amount representing interest..............................                  1,148
                                                                                   -------
    Present value of net minimum lease payments....................                    887
    Less current portion of obligation under capital leases........                     67
                                                                                   -------
    Long-term obligation under capital leases......................                $   820
                                                                                   =======

     Total expenses for all leases were as follows:
                                                                   CAPITAL
                                               CAPITAL LEASE     LEASE ASSET      OPERATING LEASE
                                                 INTEREST        AMORTIZATION         RENTALS
                                               -------------     ------------     ---------------
                                                                 (IN THOUSANDS)
    Fiscal years ended:
      September 27, 1992.....................       $40              $ 44             $ 8,149
      October 3, 1993........................        41                44               9,337
      October 2, 1994........................        51                58              10,193
    Twenty-six weeks ended:
      April 3, 1994..........................        20                22               4,643
      April 2, 1995..........................        32                36               5,480

     Certain operating lease agreements contain free rent inducements and scheduled rent increases which are being amortized over the terms of the agreements, ranging from 15 to 20 years, using the straight-line method.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

6.  FINANCING ARRANGEMENTS

     Long-term debt consists of the following:
                                                        OCTOBER 3      OCTOBER 2       APRIL 2
                                                           1993           1994          1995
                                                        ----------     ----------     ---------
                                                                    (IN THOUSANDS)
    10.22% senior notes payable to Cigna Insurance
      Company in three annual installments of $3,333,
      beginning June 1, 1994..........................   $ 10,000       $  6,667       $  6,667
    Revolving credit and note agreement...............      1,500         13,969         30,024
                                                         --------       --------       --------
                                                           11,500         20,636         36,691
    Less current portion..............................      3,333          3,333          3,333
                                                         --------       --------       --------
                                                         $  8,167       $ 17,303       $ 33,358
                                                         ========       ========       ========

     The note agreements contain certain financial and operating covenants, including maintenance of certain levels of net worth and income.

     During 1994, the Company expanded its $10,000,000 unsecured revolving line of credit and note agreement to $20,000,000, expiring on June 1, 1997. The Company is entitled to borrow at its discretion amounts which accrue interest at the LIBOR rate plus 125 basis points or at the prime rate plus 1/4%. At October 2, 1994, borrowings of $8,500,000 accrue interest at 6.125% (LIBOR rate plus 125 basis points) and borrowings of $5,469,000 accrue interest at 8% (prime rate plus 1/4%) and are payable on June 1, 1997. At October 2, 1994, $6,031,000 was available to the Company for borrowing under this agreement. A commitment fee, which ranges from .375% to .5%, is accrued on unused borrowings under the credit agreement.t

     Annual principal maturities of long-term debt are as follows (in thousands):
                FISCAL YEAR
                -----------
                1995..............................................    $3,333
                1996..............................................     3,334
                1997..............................................    13,969
                                                                     -------
                                                                     $20,636
                                                                     =======

     The Company made cash payments of interest of $1,091,000, $1,219,000, $1,465,000, $673,000 and $887,000 during fiscal years 1992, 1993 and 1994 and twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively. The Company capitalized interest during the construction period of newly constructed restaurants amounting to $329,000, $186,000, $228,000, $97,000 and $278,000 in
fiscal year 1994, 1993, 1992 and the twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively, and included those amounts in leasehold improvements.

     The Company provides certain limited lease financing to qualified franchisees through an agreement with an unaffiliated finance company. The Company's maximum guarantee under the agreement was $2,100,000 at October 2, 1994.

     The Company has also guaranteed up to a maximum of $447,000 of future lease payments in the event of default by specific franchisees.

     The Company has an outstanding letter of credit in the amount of $150,000 at October 2, 1994, which expires in fiscal year 1996.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

7.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of the following:

                                                                 OCTOBER 3     OCTOBER 2
                                                                   1993          1994
                                                                 ---------     ---------
                                                                     (IN THOUSANDS)
        Prepaid expenses.......................................   $   434       $   694
        Insurance refunds receivable...........................       730           296
        Other accounts receivable..............................       558           610
                                                                  -------       -------
                                                                  $ 1,722       $ 1,600
                                                                  =======       =======

8.  ACCRUED EXPENSES

     Accrued expenses consist of the following:
                                                                 OCTOBER 3     OCTOBER 2
                                                                   1993          1994
                                                                 ---------     ---------
                                                                     (IN THOUSANDS)
        Accrued rent...........................................   $ 1,136       $ 1,380
        Accrued utilities......................................       289           486
        Accrual for loss on closure of restaurants.............     1,418           588
        Accrued group insurance................................       209           252
        Accrued interest.......................................       333           223
        Other..................................................       782         1,135
                                                                  -------       -------
                                                                  $ 4,167       $ 4,064
                                                                  =======       =======

9.  EMPLOYEE BENEFIT PLANS

     The Company maintains an Employee Stock Ownership Plan ("ESOP") and a 401(k) Savings Plan ("Savings Plan") for all of its eligible employees. Contributions to the ESOP are discretionary and are allocated among all employees based upon the participants' compensation. The Savings Plan is maintained in accordance with the provisions of Section 401(k) of the Internal Revenue Code and allows all employees with at least six months of service to make annual tax-deferred voluntary contributions up to 15% of their salary. The Company may match 25% of the first 2% and 10% of the next 4% of the employees' contributions. Total contributions made to the plans were $25,000, $25,000, $110,000, $74,000 and $114,000 in fiscal years 1992, 1993, 1994 and the twenty-six week periods ended April 3, 1994 and April 2, 1995, respectively.

     Effective October 1, 1994, the Company adopted a Deferred Compensation Plan which allows officers to defer a portion of their compensation. Annual deferral amounts are limited to 20% of the participant's income. Deferred compensation expense in the amounts of $265,000 and $36,000 were recorded in fiscal year 1994 and the twenty-six week period ended April 2, 1995, respectively.

10.  INCOME TAXES

     Effective October 4, 1993, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 109 ("Statement 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

10.  INCOME TAXES -- (CONTINUED)
     As permitted by Statement 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change on net income for fiscal 1993, as well as the cumulative effect, was not material.

     Deferred taxes are attributable to the following temporary differences at October 2, 1994 (in thousands):

    DEFERRED TAX ASSETS:
      Deferred rent...........................................................    $1,087
      Depreciation............................................................       350
      Accrued expenses........................................................       277
      Franchise fees..........................................................       101
      Other...................................................................       473
                                                                                  ------
    Total deferred tax assets.................................................     2,288
    DEFERRED TAX LIABILITIES:
      Deferred pre-opening costs..............................................       313
      Prepaid insurance.......................................................       172
      Royalty fee.............................................................        92
      Other...................................................................       269
                                                                                  ------
    Total deferred tax liabilities............................................       846
                                                                                  ------
    NET DEFERRED TAX ASSETS...................................................    $1,442
                                                                                  ======

     The provision (credit) for income taxes consisted of the following:

                                    DEFERRED METHOD                     LIABILITY METHOD
                               -------------------------   ------------------------------------------
                                YEAR ENDED    YEAR ENDED   YEAR ENDED    TWENTY-SIX      TWENTY-SIX
                               SEPTEMBER 27   OCTOBER 3    OCTOBER 2     WEEKS ENDED     WEEKS ENDED
                                   1992          1993         1994      APRIL 3, 1994   APRIL 2, 1995
                               ------------   ----------   ----------   -------------   -------------
                                                           (IN THOUSANDS)
    Current:
      Federal................    $  2,052       $2,490       $2,536        $ 1,008         $ 1,508
      State..................       1,056          771          607            304             347
                                 --------       ------       ------        -------         -------
                                    3,108        3,261        3,143          1,312           1,855
    Deferred:
      Federal................      (1,298)        (370)         243              8            (195)
      State..................        (670)         (54)         304              2             (36)
                                 --------       ------       ------        -------         -------
                                   (1,968)        (424)         547             10            (231)
                                 --------       ------       ------        -------         -------
    Income tax expense.......    $  1,140       $2,837       $3,690        $ 1,322         $ 1,624
                                 ========       ======       ======        =======         =======

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

10.  INCOME TAXES -- (CONTINUED)

     Components of the provision (credit) for deferred income taxes were as follows:
                                                                      FISCAL YEAR ENDED
                                                                  --------------------------
                                                                  SEPTEMBER 27     OCTOBER 3
                                                                      1992           1993
                                                                  ------------     ---------
                                                                        (IN THOUSANDS)
    Reserve for store closings..................................    $   (932)        $ 396
    Provision for deferred rent.................................        (432)         (344)
    Pre-opening costs...........................................         (11)         (275)
    Depreciation................................................         (79)         (203)
    Other.......................................................        (514)            2
                                                                    --------         -----
                                                                    $ (1,968)        $(424)
                                                                    ========         =====

     A reconciliation of the effective tax rates with the federal statutory rates is as follows:
                                                                      LIABILITY METHOD
                                    DEFERRED METHOD        --------------------------------------
                               -------------------------                TWENTY-SIX    TWENTY-SIX
                                YEAR ENDED    YEAR ENDED   YEAR ENDED   WEEKS ENDED   WEEKS ENDED
                               SEPTEMBER 27   OCTOBER 3    OCTOBER 2     APRIL 3,      APRIL 2,
                                   1992          1993         1994         1994          1995
                               ------------   ----------   ----------   -----------   -----------
    Federal statutory rate...      34.0%         34.0%        34.0%         34.0%         34.0%
    State income taxes, net
      of federal income tax
      benefit................       8.8           6.7          6.0           6.2           4.5
    Tax credits..............        --            --         (1.8)           --          (2.1)
    Other....................      (3.5)          (.2)          .9            .3            .6
                                  -----          ----         ----          ----          ----
    Effective income tax
      rate...................      39.3%         40.5%        39.1%         40.5%         37.0%
                                   ====          ====         ====          ====          ====

     The Company made income tax payments of $2,970,000, $2,826,000, $3,779,000, $2,427,000 and $2,595,000 during fiscal years 1992, 1993, 1994 and the twenty six week periods ended April 3, 1994 and April 2, 1995 respectively.

11.  STOCK OPTION PLANS

     The 1987 Employee Stock Option Plan (the "Plan") provides for up to 1,875,000 shares of common stock issuable upon exercise of options granted under the Plan. Options may be granted at an exercise price not less than fair market value on the date of grant. All options vest at a rate of 20% per year beginning one year after the date of grant, with the exception of 93,750 and 62,500 options granted to the President and Chairman of the Company, respectively, which vest immediately at the date of grant. All options terminate ten years after the date of grant, with the exception of the 175,000 options granted to the Chairman, which terminate five years after the date of grant. Options outstanding at October 2, 1994 are non-qualified stock options.

     The 1989 and 1993 Non-Qualified Stock Option Plans for Non-Employee Directors (the "Directors Plans") provide for up to 101,563 shares of Common Stock issuable upon exercise of options granted under the Directors Plans. The 1989 and 1993 Directors Plans terminate on November 10, 1999 and August 17, 2002, respectively, but such termination shall not affect the validity of options granted prior to the dates of termination. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant. Options granted under the Directors Plans may be exercised commencing one year after the date of grant and ending ten years from the date of grant.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

11.  STOCK OPTION PLANS -- (CONTINUED)

     Information regarding the Company's stock option plans, updated to reflect the five-for-four stock split described in Note 13, is summarized below:
                                                                                        TWENTY-SIX
                                                         FISCAL YEAR ENDED              WEEKS ENDED
                                               --------------------------------------   -----------
                                               SEPTEMBER 27    OCTOBER 3    OCTOBER 2     APRIL 2
                                                   1992          1993         1994         1995
                                               ------------   -----------   ---------   -----------
Options outstanding at beginning of
  fiscal year................................      563,655       713,013      960,483    1,043,735
Granted......................................      206,875       334,966      257,298       24,628
Exercised (at $4.07 to $8.64 per share)......      (30,413)      (24,313)    (120,101)     (33,839)
Canceled.....................................      (27,104)      (63,183)     (53,945)     (37,914)
                                                   -------       -------    ---------    ---------
Options outstanding at close of fiscal
  year.......................................      713,013       960,483    1,043,735      996,610
                                                   =======       =======    =========    =========
Option price range at close of fiscal                $4.07         $4.07        $4.07        $4.07
  period.....................................    to $11.40     to $11.40    to $11.40    to $11.80
Options exercisable at close of fiscal
  period.....................................      406,913       444,126      430,249      426,017
Options available for grant at close of
  fiscal period..............................       76,889            --      679,448      692,734

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of unaudited quarterly consolidated results of operations (in thousands, except per share data):

                                                                QUARTER ENDED
                                            ------------------------------------------------------
                                            DECEMBER 27      MARCH 28      JUNE 27      OCTOBER 3
                                               1992            1993         1993           1993
                                            -----------      --------      -------      ----------
                                                                                        (14 WEEKS)
Revenue.................................      $23,788        $ 24,767      $28,432       $ 31,958
Gross profit(1).........................        5,018           5,116        5,813          7,060
Operating income........................        1,600           1,415        2,030          3,040
Income before income taxes..............        1,407           1,108        1,740          2,745
Net income..............................          815             643        1,014          1,691
Earnings per share......................          .07             .06          .09            .15

                                                                 QUARTER ENDED
                                               --------------------------------------------------
                                               JANUARY 2      APRIL 3      JULY 3       OCTOBER 2
                                                 1994          1994         1994          1994
                                               ---------      -------      -------      ---------
Revenue......................................   $27,567       $28,028      $32,259       $36,211
Gross profit(1)..............................     4,736         4,843        5,956         7,450
Operating income.............................     1,755         1,771        2,639         4,126
Income before income taxes...................     1,780         1,483        2,362         3,821
Net income...................................     1,059           882        1,490         2,325
Earnings per share...........................       .09           .08          .13           .21

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

12.  QUARTERLY FINANCIAL DATA (UNAUDITED) -- (CONTINUED)

                                                                     QUARTER ENDED
                                                                 ---------------------
                                                                 JANUARY 1     APRIL 2
                                                                   1995         1995
                                                                 ---------     -------
        Revenue..............................................     $35,976      $37,151
        Gross profit(1)......................................       7,773        7,771
        Operating income.....................................       2,786        2,555
        Income before income taxes...........................       2,415        1,972
        Net income...........................................       1,520        1,243
        Earnings per share...................................         .13          .11

- ---------------
(1) Restaurant and consumer product sales, less cost of food and beverages, labor and benefits, occupancy, and other operating expenses, excluding advertising expenses.

13.  SUBSEQUENT EVENTS

     On November 15, 1994, the Board of Directors of the Company voted a five-for-four split of the Company's common stock, to be effected in the form of a stock dividend, payable to shareholders on February 28, 1995. The stock split was approved by the shareholders on February 8, 1995 in connection with approval to increase the number of authorized shares of common stock from 12,000,000 to 25,000,000.

     In December 1994, the Company obtained a $50 million revolving credit facility to replace its existing $20 million revolving credit facility. This new facility will convert to a three-year term loan in December 1997.

                                [INSERT PICTURE]

                                 [ADD CAPTION]

                                     [LOGO]

=========================================================

     No dealer, salesman or any other person has been authorized to give any information or make any representations other than those contained in this Prospectus in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This
Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create an implication that the information herein is correct as of any time subsequent to its date.

- ---------------------------------------------------------
                    TABLE OF CONTENTS
- ---------------------------------------------------------

                                                   Page
                                                   ----
Available Information.......................        3
Incorporation of Certain Documents by
  Reference.................................        3
Prospectus Summary..........................        4
The Company.................................        6
Investment Considerations...................        6
Use of Proceeds.............................        9
Dividend Policy.............................        9
Price Range of Common Stock.................        9
Capitalization..............................       10
Selected Consolidated Financial Data........       11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................       12
Business....................................       18
Management..................................       26
Principal Shareholders......................       28
Description of Capital Stock and Other
  Matters...................................       30
Underwriting................................       32
Legal Matters...............................       32
Experts.....................................       32
Index to Consolidated Financial
  Statements................................      F-1
=========================================================


=========================================================



                    2,000,000 SHARES


                      [UNO LOGO]



                     COMMON STOCK


                  -------------------

                      PROSPECTUS

                  -------------------



                 MONTGOMERY SECURITIES




                             , 1995




=========================================================

Appendix

Description of  Photographs Pursuant to 17 CFR 232.304

1. Front Cover: The Company's logo is centered at the top of the page between "2,000,000 Shares" and "Common Stock."

2. Cover 2: Collage consisting of five color photographs and the "Pizzeria Uno...Chicago Bar & Grill" service mark. The photographs depict the following:

     a. Exterior view of free-standing Pizzeria Uno restaurant in a landscaped setting;

     b. Various foods including fresh tomatoes, grated cheese, garlic, two of the Company's deep-dish pizzas, a salad and two pasta dishes; a single slice is pulled away from the deep-dish pizza in the foreground;

     c. In a casual setting, two women and a man sit together at a restaurant table with plates of food, a breadbasket and a "table-tent";

     d. A deep-dish pizza, with a single slice pulled slightly away from the pizza; pizza appears beside fresh tomatoes, cheese and garlic; and

     e. A composite image including a saute pan filled with vegetables, a dish of pasta and a woman wearing a baseball-style cap.

3.  Cover 3:  A collage of eight photographs portraying the following:

     a.  An interior view of a full service Pizzeria Uno restaurant;

     b.  Photographs of two separate couples dining;

     c.  A family dining at a table;

     d.  A chef holding a plate of food;

     e.  A waitress delivering food orders; and

     f. Three photographs of a variety of pizzas, pasta dishes, salads and other dishes.

4.  Cover 4:  A single page Pizzeria Uno menu.

5. Cover 5: A collage consisting of seven photographs with superimposed headings "American Airlines," "The Takery," "General Cinema Theaters," and "Consumer Products." The images depict the following:

     a.  An  American Airlines jet;

     b.  A General Cinema marquee;

     c.  An exterior and an interior view of  an "Uno...Pizza Takery";

     d.  A deep-dish pizza;

     e. The Company's refrigerated pizzas and calzones beside other consumer products; and

     f. Uno's patented cardboard "Lunch Box" beside a deep-dish pizza and bowl of soup.

6. Back Cover: The Company's logo is centered at the top of the page between "2,000,000 Shares" and "Common Stock."

000
                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                            TOTAL EXPENSES
                                                                            --------------
    SEC Registration Fee..................................................    $    8,575
    NASD Filing Fees......................................................         2,987
    New York Stock Exchange Listing Fee...................................         8,050
    Blue Sky Fees and Expenses............................................        12,000*
    Transfer Agent Fees...................................................         1,500*
    Accounting Fees and Expenses..........................................        75,000*
    Legal Fees and Expenses...............................................        80,000*
    Printing and Engraving................................................        50,000*
    Miscellaneous.........................................................        16,888*
                                                                              ----------
      Total...............................................................    $  255,000
                                                                              ==========

- ---------------
* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Eighth Section of the Company's Restated Certificate of Incorporation, as amended, eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by Delaware law. Article VII of the Company's Bylaws provides that the Company shall indemnify its officers and directors to the extent permitted by the General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify its directors, officers, employees or agents unless such party has been adjudicated in any proceedings not to have acted in good faith in the reasonable belief that his action was in the best interest of the Corporation.

     Reference is hereby made to the caption "Description of Capital Stock and Other Matters -- Limitation of Directors' and Officers' Liability; Indemnification Agreements" in the Prospectus which is a part of this Registration Statement and the form of Indemnification Agreement between the Company and its directors, previously filed as Exhibit 10.6 (incorporated herein by reference) to the Company's Registration Statement on Form S-1 (Registration No. 33-13100) for a description of additional indemnification arrangements between the Company and its directors.

     The effect of these provisions would be to permit such indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended.

     Reference is hereby made to Section 10 of the Underwriting Agreement between the Company and the Underwriter, filed as Exhibit 1.1 to this Registration Statement, for a description of indemnification arrangements between the Company and the Underwriter.

ITEM 16.  EXHIBITS

     See Exhibit Index on page II-5.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on May 9, 1995.

                                            UNO RESTAURANT CORPORATION

                                            By:      /s/ CRAIG S. MILLER
                                                ................................
                                                       CRAIG S. MILLER
                                                          PRESIDENT

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                TITLE                      DATE
              ---------                                -----                      ----
      /s/  AARON D. SPENCER             Chairman, Chief Executive Officer      May 9, 1995
.....................................     and Director (Principal Executive
         AARON D. SPENCER                 Officer)

      /s/  CRAIG S. MILLER              President, Chief Operating Officer     May 9, 1995
.....................................     and Director
         CRAIG S. MILLER

     /s/  ROBERT M. BROWN               Treasurer, Senior Vice President --    May 9, 1995
.....................................     Finance, Chief Financial Officer
        ROBERT M. BROWN                   and Director (Principal Financial
                                          and Accounting Officer)

     /s/  JOHN T. GERLACH               Director                               May 9, 1995
.....................................
        JOHN T. GERLACH

     /s/  E. ROBERT KINNEY              Director                               May 9, 1995
.....................................
        E. ROBERT KINNEY

   /s/  S. JAMES COPPERSMITH            Director                               May 9, 1995
.....................................
      S. JAMES COPPERSMITH

    /s/  STEPHEN J. SWEENEY             Director                               May 9, 1995
.....................................
       STEPHEN J. SWEENEY

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Aaron D. Spencer, Craig S. Miller and Robert M. Brown, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

              SIGNATURE                                TITLE                      DATE
              ---------                                -----                      ----
     /s/  AARON D. SPENCER              Chairman, Chief Executive Officer      May 9, 1995
.....................................     and Director (Principal Executive
        AARON D. SPENCER                  Officer)

      /s/  CRAIG S. MILLER              President, Chief Operating Officer     May 9, 1995
.....................................     and Director
        CRAIG S. MILLER

      /s/  ROBERT M. BROWN              Treasurer, Senior Vice President --    May 9, 1995
.....................................     Finance, Chief Financial Officer
         ROBERT M. BROWN                  and Director (Principal Financial
                                          and Accounting Officer)

     /s/  JOHN T. GERLACH               Director                               May 9, 1995
.....................................
         JOHN T. GERLACH

     /s/  E. ROBERT KINNEY              Director                               May 9, 1995
.....................................
         E. ROBERT KINNEY

  /s/  S. JAMES COPPERSMITH             Director                               May 9, 1995
.....................................
      S. JAMES COPPERSMITH

    /s/  STEPHEN J. SWEENEY             Director                               May 9, 1995
.....................................
       STEPHEN J. SWEENEY

                                 EXHIBIT INDEX

                                                                                       SEQUENTIAL
EXHIBIT NO.                                                                             PAGE NO.
- -----------                                                                            ----------
     1.1      Form of Underwriting Agreement
     3.1      Restated Certificate of Incorporation, as amended, of the Company, filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for
              the fiscal quarter ended April 2, 1995 (the "April 2, 1995 Form 10-Q")*
     3.2      Amended and Restated Bylaws of the Company, filed as Exhibit 3.2 to the
              April 2, 1995 Form 10-Q*
     4.1      Note Purchase Agreement dated as of June 1, 1990 between the Company,
              Uno Restaurants, Inc., Connecticut General Life Insurance Company,
              CIGNA Property and Casualty Insurance Company on behalf of one or more separate accounts, Insurance Company of North America and Life
              Insurance Company of North America, filed as Exhibit 4 to the Company's
              Quarterly Report on Form 10-Q for the fiscal quarter ended July 1,
              1990,* and First Amendment to Note Purchase Agreement dated as of July
              31, 1991, filed as Exhibit 4(b) to the Company's Annual Report on Form
              10-K for the fiscal year ended September 29, 1991 (the "1991 Annual
              Report on Form 10-K"),* and Second Amendment to Note Purchase Agreement
              dated as of April 30, 1992, filed as Exhibit 4(b) to the Company's
              Annual Report on Form 10-K for the fiscal year ended September 27,
              1992 (the "1992 Annual Report on Form 10-K"),* and Third Amendment to
              Note Purchase Agreement dated as of February 15, 1993, filed as Exhibit
              4(b) to the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 1993 (the "1993 Annual Report on Form 10-K")*
     5.1      Legal Opinion of Brown, Rudnick, Freed & Gesmer
    10.1      Lease between the Company and Aaron D. Spencer dated March 30, 1987 for premises in West Roxbury, Massachusetts, filed as Exhibit 10.2 to the
              Registration Statement on Form S-1 (Registration No. 33-13100) (the
              "1987 Registration Statement")*
    10.2      Lease between the Company and Aaron D. Spencer dated March 30, 1987 for premises in Boston, Massachusetts, filed as Exhibit 10.3 to the 1987
              Registration Statement*
    10.3      Lease between Uno Restaurants, Inc. and Lisa S. Cohen and Mark N.
              Spencer dated February 1, 1990 for premises in West Roxbury,
              Massachusetts, filed as Exhibit 10(d) to the Company's Annual Report on
              Form 10-K for the fiscal year ended September 30, 1990 (the "1990
              Annual Report on Form 10-K")*
    10.4      Form of Franchise Agreement and Area Franchise Agreement, filed as
              Exhibit 10.5 to the Registration Statement on Form S-2 (Registration
              No. 33-38944) (the "1991 Registration Statement")*
    10.5      Uno Restaurant Corporation 1987 Employee Stock Option Plan, As Amended,
              filed as Exhibit A to the Company's Proxy Statement for the Annual
              Meeting of Stockholders held on February 22, 1994*
    10.6      Uno Restaurant Corporation 1989 Non-Qualified Stock Option Plan for
              Non-Employee Directors, filed as Exhibit A to the Company's Proxy
              Statement for the Annual Meeting of Stockholders held on February 8,
              1995*
    10.7      Uno Restaurant Corporation 1993 Non-Qualified Stock Option Plan for
              Non-Employee Directors, filed as Exhibit A to the Company's Proxy
              Statement for the Annual Meeting of Stockholders held on March 2, 1993*
    10.8      Form of Indemnification Agreement between the Company and its Directors filed as Exhibit 10.6 to the 1987 Registration Statement*

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
   10.11      Variable Royalty Plan for Franchises, filed as Exhibit 10(l) to the
              1991 Annual Report on Form 10-K*
   10.16      $50,000,000 Revolving Credit and Term Loan Agreement dated as of
              December 9, 1994 by and among Uno Restaurants, Inc., as Borrower, Uno
              Foods Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno
              Restaurant Corporation, as Guarantors, and Fleet Bank of Massachusetts,
              N.A. as Agent (without exhibits), filed as Exhibit 10(p) to the
              Company's Annual Report on Form 10-K for the fiscal year ended October
              2, 1994 (the "1994 Annual Report on Form 10-K")*
   10.17      Asset Purchase Agreement dated September 1, 1994, by and among Bay
              Street Restaurants, Inc., Bay Street of Philadelphia, Pennsylvania,
              Inc., Bay Street of Woodbridge, New Jersey, Inc., Bay Street of
              Schaumburg, Illinois, Inc. and Bay Street Services, Inc., and UNO Bay,
              Inc., B.S. of Woodbridge, Inc., B.S. of Schaumburg, Inc. and B.S.
              Intangible Asset Corp., filed as Exhibit 10(q) to the 1994 Annual
              Report on Form 10-K*
   10.18      Change in Control Protection Agreements dated January 6, 1994 between
              Uno Restaurant Corporation and each of its named executive officers,
              Mr. Spencer, Mr. Miller, Mr. Brown, Mr. Fox and Mr. Gallucci, filed as
              Exhibit 10(r) to the 1994 Annual Report on Form 10-K*
   10.19      Master Lease-Purchase Agreement between ORIX Credit Alliance, Inc., as
              Lessor, and Massachusetts Industrial Finance Agency, as Lessee, dated
              April 19, 1994, and Master Sublease-Purchase Agreement between Massa-
              chusetts Industrial Finance Agency, as Sublessor, and Uno Foods, Inc.
              as Sublessee, dated April 19, 1994, filed as Exhibit 10(s) to the 1994
              Annual Report on Form 10-K*
    11.1      Statement re computation of per share earnings
    13.1      The Company's Annual Report on Form 10-K for the fiscal year ended
              October 2, 1994 (Exhibits thereto previously filed and not refiled herewith)
    13.2      The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 1995
    13.3      The April 2, 1995 Form 10-Q
    23.1      Consent of Brown, Rudnick, Freed & Gesmer (contained in Exhibit 5.1)
    23.2      Consent of Ernst & Young LLP, Independent Auditors
    24.1      Power of Attorney (contained on page II-4)

- ---------------
* Not filed herewith. In accordance with Rule 411 under the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents, or parts thereof as described above, are hereby incorporated by reference.
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